Canadian Pacific
U.S. GAAP Management Discussion and Analysis
for the year ended December 31, 2009

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2009 prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with U.S. GAAP, except as described in Section 6.0 Non-GAAP Earnings of this MD&A.
March 22, 2010
In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 25.0 Glossary of Terms.
Unless otherwise indicated, all comparisons of results for the fourth quarter of 2009 are against the results for the fourth quarter of 2008. Unless otherwise indicated, all comparisons of results for 2009 and 2008 are against the results for 2008 and 2007, respectively.
1.0 BUSINESS PROFILE
CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America. The main operating subsidiary of the Company, Canadian Pacific Railway Company (“CPRC”), was incorporated in 1881. CPRC is one of Canada’s oldest corporations. From its inception 129 years ago, CPRC has developed into a fully integrated and technologically advanced Class I railway providing rail and intermodal freight transportation services over a 15,400 mile network serving the principal business centres of Canada, from Montreal, Quebec to Vancouver, British Columbia, and the U.S. Midwest and Northeast regions. Our railway feeds directly into the U.S. heartland from the East and West coasts.
Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. CPRL also provides service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec and the Port Metro Vancouver in Vancouver, British Columbia, respectively.
Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
CPRL’s network accesses the U.S. market directly through three wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the U.S. Midwest; Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”), a wholly owned subsidiary of the Soo Line, which operates in the U.S. Midwest and the Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major U.S. Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.
2.0 STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, U.S. GAAP Consolidated Financial Statements, MD&A, U.S. GAAP MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.
4.0 FINANCIAL HIGHLIGHTS
For the year ended December 31, 2009, CP filed its financial statements, MD&A and additional information using accounting principles generally accepted in Canada. As CP has changed its accounting policies to U.S. GAAP effective in 2010, CP is providing this U.S. GAAP MD&A and the U.S. GAAP Consolidated Financial Statements for the period ended December 31, 2009 prepared in accordance with U.S. GAAP to assist readers in analyzing CP on that basis. In 2009, CP made two accounting
U.S. GAAP

policy changes that were applied retrospectively. The policy changes were with respect to the treatment of prior service pension costs for unionized employees, amortizing these costs over the contract period, and the recording of locomotive overhauls which are now expensed, discussed further in Section 13.1.2 Pension Prior Service Costs and Section 13.1.3 Locomotive Overhauls. The two accounting changes were applied retrospectively, as a result, 2008 and 2007 financial information has been restated to conform to CP’s current policies. In addition, certain revenues and operating expenses have been reclassified to be more comparable with other North American railways.
FINANCIAL HIGHLIGHTS

For the year ended December 31	2009	2008(1)			2007(1)(2)
(in millions, except percentages and per-share data)		2008(3)	DM&E(4)	Pro
				forma(5)(6)

Revenues	$4,402.2	$5,048.5	$300.7	$5,349.2	$4,754.1
Adjusted operating income(6)	812.1	1,050.0	86.2	1,136.2	1,165.4
Operating income(6)	836.7	1,050.0	86.2	1,136.2	1,165.4

Income, before FX on LTD and other specified items(1)(6)	423.7	639.0	—	639.0	703.3
Net income	555.4	635.6	—	635.6	913.2

Basic earnings per share	3.34	4.14	—	4.14	5.93
Diluted earnings per share	3.33	4.09	—	4.09	5.87
Diluted earnings per share, before FX on LTD and other specified items(6)	2.54	4.11	—	4.11	4.52
Dividends declared per share	0.9900	0.9900			0.9000

Free cash(6)	(90.7)	150.7			303.2
Total assets at December 31	14,243.8	14,448.4			12,393.9
Total long-term financial liabilities at December 31(7)	4,239.4	5,081.3			4,483.7

Operating ratio	81.0%	79.2%		78.8%	75.5%
Adjusted operating ratio (4)(6)	81.6%	79.2%		78.8%	75.5%

(1)	Restated for accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2)	The 2007 figures include equity income for DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2007 to December 31, 2007.

(3)	Revenues and Operating income include DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2008 to December 31, 2008.

(4)	DM&E results for the period January 1, 2008 to October 29, 2008 which under GAAP was reported as one line in equity income in DM&E.

(5)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the year ended December 31, 2008.

(6)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the consolidated financial statements is provided in Section 6.0 Non-GAAP Earnings. A reconciliation of free cash to GAAP cash position is provided in Section 14.4 Free Cash.

(7)	Excludes deferred taxes of the following amounts: $1,845.0 million, $1,991.0 million and $1,211.1 million, and other non-financial long-term liabilities of $1,832.6 million, $1,733.1 million and $1,161.4 million for the years 2009, 2008 and 2007 respectively.
5.0 OPERATING RESULTS
CP’s results for the year ended December 31, 2009 are compared to the year ended December 31, 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the DM&E operating results for the period January 1, 2008 to October
U.S. GAAP

29, 2008, originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Pro forma earnings have no standard meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies (discussed further in Section 6.0 Non-GAAP Earnings). The results for the year ended December 31, 2008 as reported are compared to the year ended December 31, 2007.
5.1 Income
Operating income, a non-GAAP measure (discussed further in Section 6.0 Non-GAAP Earnings), in 2009 was $836.7 million, down $213.3 million, or 20.3%, from $1,050.0 million in 2008. On a pro forma basis, operating income in 2009 was down $299.5 million, or 26.4%, from $1,136.2 million in 2008. Adjusted operating income in 2009, excluding certain other specified items (discussed further in Section 6.0 Non-GAAP Earnings and Section 6.2 Other Specified Items) was $812.1 million, a decrease of $324.1 million, or 28.5% from 2008 pro forma operating income.
The decrease in 2009 operating income, compared to 2008 on a pro forma basis, was primarily due to the global recession which resulted in lower traffic volumes and reduced coal revenues as a result of regulatory rate proceedings, reduced average length of haul on export coal and a loss on termination of a lease (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway).
This decrease was partially offset by:
•	the gain on sales of significant properties (discussed further in Section 9.1.7.1 Gain on Sales of Significant Properties);

•	the favourable impact of foreign exchange (“FX”, discussed further in Section 25.0 Glossary of Terms);

•	overall compensation and benefits declined due to lower volumes, however, the success of variable cost reductions in response to lower volumes resulted in higher incentive compensation and gainshare to employees;

•	the net effect of fuel price declines; and

•	lower purchased services and other expenses.
Operating income and adjusted operating income in 2008 was $1,050.0 million, down $115.4 million, or 9.9%, from $1,165.4 million in 2007.
The decrease was primarily due to:
•	the weakening economy in the second half of the year, which resulted in lower volumes;

•	the Canadian Transportation Agency (“Agency”) decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canadian Transportation Act (“CTA”) which included a provision for repayment of revenues relating to grain rates (discussed further in Section 21.4.1 Regulatory Change);

•	increased purchased services and other expenses, due to higher casualty related expenses despite an improved safety performance;

•	higher fuel expenses driven by higher West Texas Intermediate (“WTI”) prices and widening refining margins, net of fuel recoveries; and

•	higher costs associated with difficult operating conditions, mainly driven by harsh weather conditions on our central and eastern network.
This decrease was partially offset by:
•	improved freight rates;

•	the consolidation of DM&E results from October 30, 2008 to December 31, 2008; prior to October 30, 2008 results of DM&E were recorded on an equity basis; and

•	the favourable impact of the change in FX.
Net income for the year ended December 31, 2009 was $555.4 million, a decrease of $80.2 million, or 12.6%, from $635.6 million in 2008. The decrease in 2009 was mainly due to lower operating income. The decrease was partially offset by:
•	the gain on sale of a partnership interest (discussed further in Section 10.1 Gain on Sale of Partnership Interest);

•	absence of the negative impact in 2008 on net income from the loss in fair value of our investment in Asset-backed Commercial Paper (“ABCP”) compared to a small gain recorded in 2009 with respect to the replacement of long-term floating rate notes (discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper); and

•	income tax recoveries in 2009.
The tax recoveries reflected a one time reduction in our deferred income tax liability due to the Ontario government passing new legislation and resolution of a prior year income tax matter.
Net income for the year ended December 31, 2008 was $635.6 million, down $277.6 million, or 30.4%, from $913.2 million in 2007. This decrease was primarily due to:
•	lower FX gains (net of tax) on U.S. dollar-denominated long-term debt (“LTD”);

•	income tax benefits recorded in 2007 due to legislation to reduce corporate income tax rates;

•	lower operating income;
•	loss in fair value of our investment in ABCP; and
U.S. GAAP

•	higher interest expense that was primarily due to the funding required for our acquisition of DM&E (discussed further in Section 14.3 Financing Activities).
The decreases in net income were partially offset by a full year of earnings from our investment in DM&E and by lower income tax expenses driven by lower operating income and lower tax rates.
5.2 Diluted Earnings per Share
Diluted earnings per share (“EPS”) was $3.33 in 2009, a decrease of $0.76, or 18.6% from 2008. Diluted EPS was $4.09 in 2008, a decrease of $1.78, or 30.3%, from 2007. The decrease in 2009 was mainly due to the issuance of common shares in the first quarter and lower net income. The decrease in 2008 reflected lower net income.
Diluted EPS, before FX on LTD and other specified items was $2.54 in 2009, a decrease of $1.57 or 38.2%, from 2008. Diluted EPS before FX on LTD and other specified items was $4.11 in 2008, a decrease of $0.41, or 9.1%, from 2007. The decrease in 2009 was mainly due to lower operating income. The issuance of common shares in the first quarter further reduced EPS. Diluted EPS before FX on LTD and other specified items is discussed further in Section 6.0 Non-GAAP Earnings.
5.3 Operating Ratio
The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. Operating ratio was 81.0% in 2009, an increase from 79.2% in 2008 and 75.5% in 2007.
Excluding certain other specified items our adjusted operating ratio (discussed further in Section 6.0 Non-GAAP Earnings and Section 6.2 Other Specified Items) increased to 81.6% in 2009, compared with 79.2% in 2008 and 75.5% in 2007.
2009 adjusted operating ratio increased by 280 basis points from 78.8% in 2008 on a pro forma basis. The increase in 2009 was primarily due to lower volumes which were partially mitigated by cost management initiatives that reduced both variable and structural costs and lower fuel prices.
Adjusted operating ratio in 2008 was 79.2% an increase of 370 basis points compared to 75.5% in 2007. This was due to the weakening economy in the second half of the year which resulted in lower volumes (discussed further in Section 7.0 Lines of Business) and the net impact of fuel prices.
5.4 Impact of Foreign Exchange on Earnings
Fluctuations in FX affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase when the Canadian dollar weakens in relation to the U.S. dollar.
In 2009 the Canadian dollar weakened against the U.S. dollar on average by approximately 9.4% compared to 2008 and strengthened by approximately 2.8% in 2008 compared with 2007. The average FX rate for converting U.S. dollars to Canadian dollars increased to $1.15 in 2009 from $1.05 in 2008 and decreased to $1.05 in 2008 from $1.08 in 2007.
6.0 NON-GAAP EARNINGS
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude FX on LTD, which can be volatile and short term, and other specified items (discussed further in Section 6.2 Other Specified Items) that are not among our normal ongoing revenues and operating expenses.
The adjoining table details a reconciliation of operating income, adjusted operating expenses, adjusted operating income, adjusted earnings before interest and taxes (“adjusted EBIT”) and income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition costs of DM&E, changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program and the initial reclassification of cash to investment in ABCP (discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the increase in cash and cash equivalents as presented in the financial statements in Section 14.4 Free Cash.
Earnings measures that exclude FX on LTD and other specified items, operating income, adjusted operating expenses, adjusted operating income, adjusted EBIT, diluted EPS before FX on LTD and other specified items, interest coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Operating income is calculated as revenues less operating expenses and is a common measure of profitability used by management. Adjusted operating expenses is calculated as operating expenses less other specified operating expenses (Gain on sales of significant properties and Loss on termination of lease with shortline railway). Adjusted operating income is calculated as revenues less adjusted operating expenses. Adjusted EBIT is calculated as income, before FX on LTD and other specified items, plus income tax expense, before income tax on FX on LTD
U.S. GAAP

and other specified items and net interest expense. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.
Adjusted operating ratio is calculated as adjusted operating expenses divided by revenues. This provides the percentage of revenues used to operate the railway on an ongoing basis as it excludes other specified items.
CP’s results for fourth-quarter and full year 2009 are compared to fourth-quarter and full year 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Doing so provides a comparable measure for period to period changes until DM&E results are fully consolidated with CP’s operations for comparative periods (discussed further in Section 18.0 Acquisition).
Interest coverage ratio (discussed further in Section 14.3.2 Interest Coverage Ratio), is a metric used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio reported quarterly is measured on a twelve-month rolling basis.
U.S. GAAP

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME

(reconciliation of non-GAAP earnings to GAAP earnings) (in millions, except diluted EPS)

		For the year ended December 31					For the three months ended December 31
	2009	2008(1)			2007(1)(2)	2009	2008(1)
		2008	DM&E(3)	Pro			2008	DM&E(3)	Pro
				forma(4)(5)					forma(4)(5)

Revenues	$4,402.2	$5,048.5	$300.7	$5,349.2	$4,754.1	$1,143.2	$1,324.9	$34.8	$1,359.7
Adjusted operating expenses(5)(6)	3,590.1	3,998.5	214.5	4,213.0	3,588.7	917.7	1,032.2	17.7	1,049.9

Adjusted operating income(5)(6)	812.1	1,050.0	86.2	1,136.2	1,165.4	225.5	292.7	17.1	309.8

Equity income in DM&E	—	50.9	(50.9)	—	11.2	—	10.4	(10.4)	—
Less:
Other income and charges, before FX on LTD and other specified items(5)	22.3	17.1	(0.4)	16.7	20.9	0.6	7.3	(0.1)	7.2

Adjusted EBIT(5)	789.8	1,083.8	35.7	1,119.5	1,155.7	224.9	295.8	6.8	302.6
Less:
Net interest expense	267.6	239.6	1.9	241.5	190.0	68.4	73.0	0.1	73.1
Income tax expense, before income tax on FX on LTD and other specified items(5)	98.5	205.2	33.8	239.0	262.4	27.6	52.2	6.7	58.9

Income, before FX gain (loss) on LTD and other specified items (5)	423.7	639.0	—	639.0	703.3	128.9	170.6	—	170.6

Foreign exchange gain (loss) on long-term debt
FX on LTD — gain (loss)	3.6	(5.8)	—	(5.8)	169.4	7.6	4.5	—	4.5
Income tax recovery (expense) on FX on LTD	(31.3)	37.2	—	37.2	(44.2)	(5.1)	25.0	—	25.0

FX on LTD, net of tax — gain (loss)	(27.7)	31.4	—	31.4	125.2	2.5	29.5	—	29.5

Other specified items
Loss on termination of lease with shortline railway	(54.5)	—	—	—	—	(54.5)	—	—	—
Income tax recovery (expense)	16.9	—	—	—	—	16.9	—	—	—

Loss on termination of lease with shortline railway, net of tax	(37.6)	—	—	—	—	(37.6)	—	—	—
Gain on sale of partnership interest	81.2	—	—	—	—	—	—	—	—
Income tax recovery (expense)	(12.5)	—	—	—	—	—	—	—	—

Gain on sale of partnership interest, net of tax	68.7	—	—	—	—	—	—	—	—
Gain on sales of significant properties	79.1	—	—	—	—	—	—	—	—
Income tax recovery (expense)	(11.0)	—	—	—	—	—	—	—	—

Gain on sales of significant properties, net of tax	68.1	—	—	—	—	—	—	—	—
Change in fair value of long-term floating rate notes/ ABCP	6.3	(49.4)	—	(49.4)	(21.5)	—	—	—	—
Income tax recovery (expense)	(1.8)	14.6	—	14.6	6.5	—	—	—	—

Change in fair value of long-term floating rate notes/ ABCP, net of tax	4.5	(34.8)	—	(34.8)	(15.0)	—	—	—	—
Income tax benefits due to rate reduction and settlement related to prior year	55.7	—	—	—	99.7	55.7	—	—	—

Net income	$555.4	$635.6	$—	$635.6	$913.2	$149.5	$200.1	$—	$200.1

Diluted EPS, before FX on LTD and other specified items(5)	$2.54	$4.11	$—	$4.11	$4.52	$0.76	$1.10	$—	$1.10
Diluted EPS, related to FX on LTD, net of tax (5)	(0.17)	0.20	—	0.20	0.81	0.02	0.19	—	0.19
Diluted EPS, related to other specified items, net of tax(5)	0.96	(0.22)	—	(0.22)	0.54	0.11	—	—	—

Diluted EPS, as determined by GAAP	$3.33	$4.09	$—	$4.09	$5.87	$0.89	$1.29	$—	$1.29

(1)	Restated for the adoption of accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2)	The 2007 figures include equity income for DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2007 to December 31, 2007.

(3)	DM&E results for the period January 1, 2008 to October 29, 2008 which under GAAP was reported as one line in equity income in DM&E.

(4)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the three months ended and year ended December 31, 2008.

(5)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section.

(6)	Adjusted operating expenses is Operating expenses less other specified operating expenses, discussed further in Section 9.0 Operating expenses. Adjusted operating income is Revenues less Adjusted operating expenses.
U.S. GAAP

6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net U.S. dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. A large portion of our U.S. dollar-denominated debt is designated as a hedge of our net investments in U.S. subsidiaries.
On a pre-tax basis, we recorded the following FX on LTD as the Canadian dollar exchange rate changed at the end of each reporting period:
•	FX gain on LTD of $3.6 million in 2009, as the Canadian dollar strengthened to $1.0510 at December 31, 2009, relative to the U.S. dollar;

•	FX loss on LTD of $5.8 million in 2008, as the Canadian dollar exchange rate weakened to $1.2180 at December 31, 2008 relative to the U.S. dollar; and

•	FX gain on LTD of $169.4 million in 2007, as the Canadian dollar exchange rate strengthened to $0.9913 at December 31, 2007 relative to the U.S. dollar from $1.1654 at the end of the previous year.
Income tax recovery (expense) related to FX on LTD is discussed further in Section 10.4 Income Taxes.
6.2 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, gains and losses on non-routine sales of assets, unusual income tax adjustments, restructuring and asset impairment charges, and other items that do not typify normal business activities.
In 2009, there were five other specified items included in net income as follows:
•	In the fourth quarter of 2009, we recorded a loss of $54.5 million ($37.6 million after tax) on the termination of a lease with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway).

•	Also in the fourth quarter, the Company recorded a tax benefit of $55.7 million due to a rate reduction and a settlement related to a prior year income tax matter.

•	In the third quarter of 2009, we recorded gains on of $79.1 million ($68.1 million after tax) on the sale of Windsor Station, in Montreal and a land sale in Western Canada (discussed further in Section 9.1.7.1 Gain on Sales of Significant Properties).

•	In the second quarter of 2009, we recorded a gain of $81.2 million ($68.7 million after tax) on the sale of a partnership interest in the Detroit River Tunnel Partnership (“DRTP”) (discussed further in Section 10.1 Gain on Sale of Partnership Interest).

•	Also in the second and third quarters of 2009, the Company recorded realized gains from settlement of and unrealized gains from the change in estimated fair value of long-term floating rate notes totalling $6.3 million ($4.5 million after tax) (discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper).
In the first and third quarters of 2008, we recorded charges totalling $49.4 million ($34.8 million after tax) to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper).
In 2007, there were three other specified items included in net income, as follows:
•	In the fourth quarter of 2007, the Government of Canada enacted legislation to reduce corporate income tax rates starting in 2008. We recorded a deferred income tax benefit of $89.2 million to reflect the positive impact of these tax rate reductions on our deferred income tax balance.

•	In the third quarter of 2007, we recorded a charge of $21.5 million ($15.0 million after tax) to reflect the change in the estimated fair value of ABCP.

•	In the second quarter of 2007, the Government of Canada enacted legislation to reduce corporate income tax rates starting in 2011. We recorded a deferred income tax benefit of $10.5 million to reflect the benefit of these tax rate reductions on our deferred income tax balance.
U.S. GAAP

7.0 LINES OF BUSINESS
7.1 Volumes
Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
VOLUMES

For the year ended December 31	2009	2008		2007
		As	Pro
		reported(1)	forma(2)

Carloads (in thousands)
Grain	469.5	382.4	460.4	385.0
Coal	305.1	281.0	317.7	269.1
Sulphur and fertilizers	108.8	191.3	195.4	209.8
Forest products	66.8	91.8	97.6	114.1
Industrial and consumer products	345.9	340.9	425.5	313.3
Automotive	103.7	141.3	142.0	168.5
Intermodal	962.9	1,216.0	1,216.0	1,238.1

Total Carloads	2,362.7	2,644.7	2,854.6	2,697.9

Revenue ton-miles (in millions)
Grain	34,838	29,376	32,019	30,690
Coal	16,997	21,247	21,600	20,629
Sulphur and fertilizers	9,362	19,757	19,956	21,259
Forest products	4,470	5,677	5,927	7,559
Industrial and consumer products	17,653	18,296	21,364	16,987
Automotive	1,607	2,213	2,221	2,471
Intermodal	23,425	27,966	27,966	29,757

Total revenue ton-miles	108,352	124,532	131,053	129,352

(1)	The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2)	Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.
Volumes in 2009, as measured by total carloads, decreased by approximately 491,900, or 17.2%, and revenue ton-miles (“RTM”) decreased by 22,701 million, or 17.3%, compared with pro forma 2008.
These decreases in carloads and RTMs in 2009 were driven by the global recession which resulted in soft market conditions and reduced customer demand lowering shipments in all but the grain line of business which benefited from a larger than normal crop.
Coal volumes measured by carloads did not decline as much as RTMs due to decreased average length of haul.
Volumes in 2008, as measured by total carloads, decreased by 53,200, or 2.0%, and RTMs decreased by 4,820 million, or 3.7%.
The decrease in carloads and RTMs in 2008 was mainly due to:
•	sharply declining economic conditions in the second half of 2008;

•	continued weakness in forest products due to a slowdown in the U.S. housing market;

•	declining auto sales leading to reduced shipments; and

•	customer production issues resulting in reduced shipments of potash and sulphur.
This decrease was partially offset by the inclusion of DM&E volumes from October 30, 2008 to December 31, 2008, industrial product shipments, driven by economic growth in western Canada and strong global demand for metallurgical coal resulting in increased shipments through the western corridor earlier in the year.
U.S. GAAP

7.2 Revenues
Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees and passenger revenue.
REVENUES

For the year ended December 31 (in millions)	2009	2008			2007
		As	DM&E(2)	Pro
		reported(1)		forma(3)(4)

Grain	$1,137.1	$977.2	$102.3	$1,079.5	$944.0
Coal	443.8	611.4	15.8	627.2	576.5
Sulphur and fertilizers	309.3	511.9	10.5	522.4	504.6
Forest products	176.1	241.1	9.9	251.0	277.5
Industrial and consumer products	786.1	772.0	156.3	928.3	631.4
Automotive	229.3	325.6	4.0	329.6	320.8
Intermodal	1,198.1	1,482.3	—	1,482.3	1,368.3

Total freight revenues	4,279.8	4,921.5	298.8	5,220.3	4,623.1

Other revenues	122.4	127.0	1.9	128.9	131.0

Total revenues	$4,402.2	$5,048.5	$300.7	$5,349.2	$4,754.1

(1)	The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2)	DM&E figures are for the period January 1, 2008 to October 29, 2008.

(3)	Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(4)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
In 2009 no one customer comprised more than 10% of total revenues and accounts receivable. For the year ended and as at December 31, 2008 and 2007, one customer comprised 11.0% and 11.2% of total revenues and 1.7% and 6.7% of total trade accounts receivable, respectively.
7.3 2009 TO 2008 COMPARATIVES
7.3.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $4,279.8 million in 2009, a decrease of $641.7 million, or 13.0%, for the same period in 2008.
The revenue table above shows freight revenue on a pro forma basis for 2008 inclusive of DM&E revenues. On a pro forma basis, freight revenues decreased by $940.5 million, or 18.0% from $5,220.3 million in 2008.
The decrease in 2009 was driven primarily by:
•	lower traffic volumes due to the global recession;
•	a decline in freight revenues due to fuel price changes; and
•	decreased rates and reduced average length of haul on export coal as a result of regulatory rate proceedings.
The decrease was partially offset by the favourable impact of the change in foreign exchange on U.S. dollar-denominated revenues and net increases in freight rates for business other than coal.
Revenue variances below (Sections 7.3.1.1 to 7.3.4) are compared to pro forma 2008 figures.
7.3.1.1 Fuel Cost Recovery Program
A change in fuel prices or supply disruptions may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. In January 2009, CP continued to modify its fuel cost recovery program utilizing a 15 day average fuel index price to further reduce fuel price volatility exposure.
7.3.1.2 Grain
Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to ports for export and to Canadian and U.S. markets for domestic consumption. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley and are shipped from the Midwestern U.S. to other points in the Midwest, the Pacific Northwest and northeastern U.S. Grain revenues in 2009 were $1,137.1 million an increase of $57.6 million, or 5.3% compared to 2008 pro forma of $1,079.5 million.
Grain revenues increased in 2009 primarily due to:
•	an increase in Canadian grain export shipments driven by strong demand and an above average 2008/2009 crop year;
U.S. GAAP

•	the favourable impact of the change in FX; and
•	a net increase in freight rates for U.S. and commercial grain.
The increase was partially offset by lower fuel surcharge revenues due to the change in fuel price and a negative rate decision in regulated grain.
7.3.1.3 Coal
Our Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia (“BC”) to the ports of Vancouver, BC and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. Coal revenues in 2009 were $443.8 million, a decrease of $183.4 million, or 29.2% from pro forma 2008 of $627.2 million.
Coal revenues decreased in 2009 primarily due to:
•	reduced coal shipments as a result of reduced market demand for metallurgical coal for the first three quarters of the year;
•	decreased rates as a result of regulatory rate proceedings and reduced average length of haul on export coal which reduced coal revenues by approximately $63 million; and
•	lower fuel surcharge revenues due to the change in fuel price.
This decrease was partially offset by new short haul U.S. coal traffic, the favourable impact of the change in FX and increased export coal volumes in the fourth quarter driven by offshore steel demand.
7.3.1.4 Sulphur and Fertilizers
Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, BC, and Portland, Oregon, and to other Canadian and U.S. destinations. Sulphur and fertilizers revenues in 2009 were $309.3 million, a decrease of $213.1 million, or 40.8% from pro forma 2008 of $522.4 million.
Sulphur and fertilizers revenues decreased in 2009 primarily due to:
•	lower export potash shipments as a result of ongoing price negotiations between producers and major buyers;
•	lower domestic potash shipments as farmers deferred purchases; and
•	lower fuel surcharge revenues due to the change in fuel price.
The decrease was partially offset by the favourable impact of the change in FX and a net increase in freight rates.
7.3.1.5 Forest Products
Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest product revenues in 2009 were $176.1 million, a decrease of $74.9 million, or 29.8% from pro forma 2008 of $251.0 million.
Forest product revenues decreased in 2009 primarily due to soft market demand for lumber, panel and pulp products due to the global recession resulting in mill shutdowns and production curtailments as well as lower fuel surcharge revenues due to the change in fuel price.
The decrease was partially offset by the favourable impact of the change in FX and a net increase in freight rates.
7.3.1.6 Industrial and Consumer Products
Industrial and consumer products include chemicals, plastics, aggregates, steel, mine, ethanol and other energy-related products (other than coal) shipped throughout North America. Industrial and consumer products revenues in 2009 were $786.1 million, a decrease of $142.2 million, or 15.3% from pro forma 2008 of $928.3 million.
Industrial and consumer products revenues decreased in 2009 primarily due to reduced overall volumes primarily from our steel, building products, chemical and plastics customers due to the global recession and lower fuel surcharge revenues due to the change in fuel price.
This decrease was partially offset by:
•	the favourable impact of the change in FX;
•	increased volumes in ethanol and other energy related products;

•	increased demurrage, a charge for the utilization of railroad assets beyond the standard times provided for loading or unloading; and
•	a net increase in freight rates.
U.S. GAAP

7.3.1.7 Automotive
Automotive consists primarily of the transportation of domestic, import and pre-owned vehicles as well as automotive parts from North American assembly plants to destinations in Canada and the U.S. and from the Port Metro Vancouver to Canadian destinations. Automotive revenues in 2009 were $229.3 million, a decrease of $100.3 million, or 30.4% from pro forma 2008 of $329.6 million.
The decrease in 2009 was primarily due to a significant reduction of auto sales in the first three quarters of the year resulting in plant shutdowns and lower shipments of finished vehicles, and lower fuel surcharge revenues resulting from the change in fuel price.
This decrease was partially offset by a net increase in freight rates, the favourable impact of the change in FX and increased volumes in the fourth quarter due to increased North American vehicle sales.
7.3.1.8 Intermodal
Intermodal consists of domestic and international (import-export) container traffic. Our domestic business consists primarily of retail goods moving in containers between eastern and western Canada and to and from the U.S. The international business handles containers of mainly retail goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. locations. Intermodal revenues in 2009 were $1,198.1 million, a decrease of $284.2 million, or 19.2% from pro forma 2008 of $1,482.3 million.
The decrease in 2009 was primarily due to the global recession which reduced import and export volumes as well as domestic intermodal container shipments and lower fuel surcharge revenues resulting from the change in fuel price.
The decrease was partially offset by a net increase in freight rates and the favourable impact of the change in FX.
7.3.2 Other Revenues
Other revenues are generated from leasing certain assets, switching fees and passenger revenues. Other revenues in 2009 were $122.4 million, a decrease of $6.5 million, or 5.0% from pro forma 2008 of $128.9 million.
The decrease in 2009 was mainly due to lower switching fees.
7.3.3 Freight Revenue per Carload
FREIGHT REVENUE PER CARLOAD

For the year ended December 31	2009	2008		2007
		As	Pro
		reported(1)	forma(2)(3)

Grain	$2,422	$2,555	$2,345	$2,452
Coal	1,455	2,176	1,974	2,142
Sulphur and fertilizers	2,843	2,676	2,673	2,405
Forest products	2,636	2,626	2,572	2,432
Industrial and consumer products	2,273	2,265	2,182	2,015
Automotive	2,211	2,304	2,321	1,904
Intermodal	1,244	1,219	1,219	1,105

Freight revenue per carload	$1,811	$1,861	$1,829	$1,714

(1)	The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2)	Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(3)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.
Total freight revenue per carload in 2009 decreased by 1.0% due to lower fuel price recoveries and negative rate decisions in coal and regulated grain. This decrease was partially offset by favourable changes in FX and higher net freight rates.
U.S. GAAP

7.3.4 Freight Revenue per Revenue Ton Mile
FREIGHT REVENUE PER REVENUE TON-MILE

For the year ended December 31 (cents)	2009	2008		2007
		As	Pro
		reported(1)	forma(2)(3)

Grain	3.26	3.33	3.37	3.08
Coal	2.61	2.88	2.90	2.79
Sulphur and fertilizers	3.30	2.59	2.62	2.37
Forest products	3.94	4.25	4.23	3.67
Industrial and consumer products	4.45	4.22	4.35	3.72
Automotive	14.27	14.71	14.84	12.98
Intermodal	5.11	5.30	5.30	4.60

Freight revenue per revenue ton-mile	3.95	3.95	3.98	3.57

(1)	The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2)	Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(3)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the freight revenue for a commodity by the number of RTMs of the commodity transported in the period.
Freight revenue per RTM in 2009 decreased by 0.8% due to lower fuel price recoveries and negative rate decisions in coal and regulated grain. This decrease was partially offset by favourable changes in FX and higher net freight rates.
7.4 2008 TO 2007 COMPARATIVES
Revenue variances below (Sections 7.4.1 to 7.4.4) compare 2008 figures, that include DM&E revenues on a consolidated basis beginning October 30, 2008, to 2007 figures which do not include DM&E revenues.
7.4.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $4,921.5 million in 2008, an increase of $298.4 million, or 6.5%.
Freight revenues for 2008 increased mainly due to:
•	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008;
•	improvements in freight rates, which include our fuel recovery program; and
•	overall volume growth in industrial and consumer products and coal.
This increase was partially offset by:
•	the negative effect on volume of the global recession;
•	the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA which included a provision for repayment of revenues relating to grain rates;
•	weakness throughout the year in the market for forest products; and
•	the unfavourable impact of the change in FX.
7.4.1.1 Grain
Grain revenues in 2008 were $977.2 million, an increase of $33.2 million, or 3.5%.
Grain revenues increased in 2008 primarily due to the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008, and increased freight rates.
This increase was partially offset by a provision for the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA (discussed further in Section 21.4.1 Regulatory Change). The increase was also offset by lower shipments due to harvest delays in both the U.S. and Canada for the 2007/2008 crop year.
7.4.1.2 Coal
Coal revenues in 2008 were $611.4 million, an increase of $34.9 million, or 6.1%.
Coal revenues increased in 2008 primarily due to:
•	the strong global demand for metallurgical coal earlier in the year;
•	improvements in freight rates; and
U.S. GAAP

•	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008.
7.4.1.3 Sulphur and Fertilizers
Sulphur and fertilizers revenues in 2008 were $511.9 million, an increase of $7.3 million, or 1.4%.
Sulphur and fertilizers revenues increased in 2008 primarily due to improvements in freight rates and the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008. This increase was partially offset by decreased supply of sulphur and potash due to customer production issues and by the unfavourable impact of FX.
7.4.1.4 Forest Products
Forest products revenues in 2008 were $241.1 million, a decrease of $36.4 million, or 13.1%.
Forest products revenues declined in 2008 due to continued weak market conditions and extended plant shut downs for certain forest product customers which has led to reduced volumes. In addition revenues declined by the unfavourable impact of FX.
This decrease was partially offset by improvements in freight rates.
7.4.1.5 Industrial and Consumer Products
Industrial and consumer products revenues in 2008 were $772.0 million, an increase of $140.6 million, or 22.3%.
Industrial and consumer products revenues increased in 2008 primarily due to:
•	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008;
•	continued economic growth in the early part of 2008; and
•	improvements in freight rates.
The increase was partially offset by the unfavourable impact of FX.
7.4.1.6 Automotive
Automotive revenues in 2008 were $325.6 million, an increase of $4.8 million, or 1.5%.
The increase in 2008 was primarily due to improvements in freight rates, partially offset by lower volumes due to soft market conditions, particularly in the U.S., as well as the unfavourable impact of the change in FX.
7.4.1.7 Intermodal
Intermodal revenues in 2008 were $1,482.3 million, an increase of $114.0 million, or 8.3%.
The increase in intermodal revenues in 2008 was primarily due to improvements in freight rates which were partially offset by the unfavourable impact of the change in FX.
7.4.2 Other Revenues
Other revenues in 2008 were $127.0 million, a decrease of $4.0 million or 3.1%.
The decrease in Other revenues in 2008 was primarily due to lower switching fees.
7.4.3 Freight Revenue per Carload
In 2008, total freight revenue per carload improved by 8.6%. This improvement is due to the increase in freight rates, which includes fuel surcharge, partially offset by the unfavourable impact of mix and the change in FX.
7.4.4 Freight Revenue per Revenue Ton Mile
Freight revenue per RTM in 2008 increased by 10.6% compared with 2007. This improvement is due to the increase in freight rates, which includes fuel surcharge, partially offset by the unfavourable impact of mix and the change in FX.
U.S. GAAP

8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 25.0 Glossary of Terms.
PERFORMANCE INDICATORS(1)

For the year ended December 31	2009	2008	2007(3)
		Pro forma(2)

Consolidated data including DM&E
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	209,475	250,991	246,322
Train miles (thousands)	34,757	43,243	42,804
U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.19	1.22	1.21
Average number of active employees — expense	13,619	15,107	14,172

	2009	2008	2007(3)
		As reported

CP data excluding DM&E
Efficiency and other indicators
Car miles per car day	142.6	143.6	142.3
Average train speed (miles per hour)	25.5	24.0	23.2
Average terminal dwell (hours)	21.9	22.3	22.2
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.85	1.51	2.09
FRA train accidents per million train-miles	1.49	1.93	2.05
DM&E data only
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.17	3.50
FRA train accidents per million train-miles	6.78	11.39

(1)	Certain comparative period figures have been updated to reflect new information.

(2)	Pro forma basis includes DM&E results for the full year ended December 31, 2008.

(3)	2007 performance indicators exclude DM&E.
8.1 Efficiency and Other Indicators
2009 performance indicators’ variances for GTMs, train miles, average number of active expense employees and U.S. gallons of locomotive fuel consumed are compared to 2008 on a pro forma basis. 2008 performance indicator variances for the above mentioned metrics are compared to 2007 as previously reported.
GTMs for 2009 were 209,475 million which decreased by 16.5% compared with 250,991 million in the same period in 2008 on a pro forma basis. The decrease in 2009 was mainly due to the global recession which led to a decrease in traffic for all lines of business excluding grain. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
GTMs for 2008 were 239,705 million, as reported in 2008, which decreased by 2.7% from 2007. The decrease in 2008 was mainly due to a reduction in the volumes of automotive, forest products, intermodal and sulphur and fertilizers, partially offset by growth in industrial and consumer products, and coal.
Train miles decreased 19.6% in 2009 compared to pro forma 2008. The decrease in 2009 was driven by management’s strategy of consolidating and running longer heavier trains thereby reducing train starts while balancing productivity and maintaining reliable service. This was further impacted by reduced volumes. As a result, overall train miles were decreased. In 2008 train miles on a non-pro forma basis decreased by 3.2% when compared to 2007. The 2008 decline was similarly driven by management’s strategy of running longer heavier trains and lower volumes.
U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity decreased 2.5% in 2009 from pro forma 2008 and increased by 0.8% in 2008 on an as reported basis when compared to 2007. The decrease in 2009 was primarily due to on-going fuel-conservation programs which include the introduction of new fuel saving technology, operation of longer trains and use of a higher proportion of fuel efficient locomotives. The increase in 2008 was largely attributed to difficult winter
U.S. GAAP

operating conditions. The increase was partially offset by improved execution of our IOP and successful fuel-conservation efforts.
The average number of active expense employees for 2009 decreased by 1,488, or 9.8%, compared with 2008 on a pro forma basis. This decrease in 2009 was primarily due to temporary employee layoffs and position reductions made in response to the decline in traffic volumes that have accompanied the global recession. The average number of active expense employees for 2008, as reported, increased by 168 or 1.2%, compared with 2007. This increase was primarily due to the inclusion of the DM&E starting in November 2008, which added 159 to the average number of active expense employees. This increase was partially offset by employee layoffs, primarily train crews, in response to lower traffic volumes.
Car miles per car day decreased by 0.7% in 2009 to 142.6 and increased 0.9% in 2008 to 143.6. The decrease in 2009 was mainly due to lower volumes. The increase in 2008 was primarily due to improved car ordering and tactical fleet management and the IOP improvements.
Average train speed improved by 6.3% in 2009 and 3.4% in 2008. The improvement in 2009 occurred due to the reduced need for trains to pull onto sidings in order to allow another train to pass from a combination of lower volumes and execution of our long train strategy for fewer train starts. The improvement in 2008 was largely driven by continuous focus on the execution of our IOP and by the reduction in the number of trains operating on the network as a result of running longer trains and reduced volumes.
Average terminal dwell, the average time a freight car resides in a terminal, improved 1.8% in 2009 and increased 0.5% in 2008. The improvement in 2009 reflected lower volumes and the aggressive storage of surplus cars which reduced the number of active cars online and therefore, the average time freight cars spent in a terminal. The increase in 2008 was primarily due to significant flood events in the U.S. Midwest and subsequent recovery in the third quarter of 2008 and difficult winter conditions in the first quarter of 2008.
8.2 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP, excluding DM&E was 1.85 in 2009, an increase from 1.51 in 2008 and an improvement from 2.09 in 2007. The FRA train accident rate for CP, excluding DM&E, in 2009 was 1.49 accidents per million train-miles, as compared with 1.93 in 2008 and 2.05 in 2007. CP strives to continually improve its safety performance through ten key strategies and activities such as training and technology. 2009 represents CP’s second lowest personal injury rate and our record lowest train accident rate.
The FRA personal injury rate per 200,000 employee-hours for the DM&E was 2.17 in 2009 compared with 3.50 in 2008. The FRA train accident rate for the DM&E was 6.78 in 2009 and 11.39 in 2008. Significant improvement has been realized driven by the implementation of our safety integration plan.
U.S. GAAP

9.0 OPERATING EXPENSES
OPERATING EXPENSES

For the year ended December 31 (in millions)	2009			2008(2)			2007(2)(5)
	Expense	Variance	2008	DM&E(3)	Pro	Variance	Expense
		2009 to 2008	expense		forma(1)(4)	2008 to
		pro forma(1)(4)				2007
		%				%
		Fav/(unfav)				Fav/(unfav)

Compensation and benefits	$1,303.8	3.4	$1,287.1	$63.0	$1,350.1	(1.8)	$1,264.0
Fuel	580.2	45.1	1,005.8	51.5	1,057.3	(34.7)	746.8
Materials	215.8	20.4	256.1	14.9	271.0	(0.5)	254.7
Equipment rents	226.0	2.4	218.5	13.0	231.5	6.9	234.8
Depreciation and amortization	497.2	(5.1)	437.1	35.9	473.0	(3.3)	423.0
Purchased services and other	767.1	7.6	793.9	36.2	830.1	(19.3)	665.4

Adjusted operating expenses (1)	$3,590.1	14.8	$3,998.5	$214.5	$4,213.0	(11.4)	$3,588.7

Loss on termination of lease with shortline railway	54.5	—	—	—	—	—	—
Gain on sales of significant properties	(79.1)	—	—	—	—	—	—

Total operating expenses	$3,565.5	15.4	$3,998.5	$214.5	$4,213.0	(11.4)	$3,588.7

(1)	These earnings measures have no standardized meanings as prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2)	Restated for accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(3)	Includes DM&E operating expenses for the period January 1, 2008 to October 29, 2008.

(4)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for full year 2008.

(5)	The 2007 figures exclude DM&E expenses. DM&E figures were recognized as equity income from October 30, 2007 to December 31, 2007 (discussed further in Section 18.0 Acquisition).
Operating expenses were $3,565.5 million in 2009, a decrease of $433.0 million, or 10.8% from $3,998.5 million in 2008. 2009 operating expenses decreased $647.5 million, or 15.4% from 2008 on a pro forma basis.
Adjusted operating expenses were $3,590.1 million in 2009, a decrease of $622.9 million, or 14.8%, from $4,213.0 million in 2008 on a pro forma basis.
Adjusted operating expenses for 2009 compared to 2008 on a pro forma basis were lower primarily due to:
•	decreased volumes;
•	cost management initiatives to align and size resources accordingly;
•	lower fuel prices;
•	lower costs from train accidents; and
•	fewer locomotive overhauls.
The decrease in adjusted operating expenses was partially offset by the unfavourable impact of the change in FX.
Operating expenses were $3,998.5 million in 2008, up $409.8 million, or 11.4% from 2007. These expenses were $3,588.7 million in 2007.
Operating expenses for 2008 compared to 2007 increased primarily due to:
•	higher fuel prices driven by higher WTI prices;
•	higher weather related expenses as well as casualty related expenses despite improved safety performance;
•	the consolidation of DM&E from October 30, 2008 to December 31, 2008;
•	lower gains on land sales recorded as a reduction to operating expenses;
•	higher intermodal trucking costs; and
•	increased wage rates.
The increase in operating expenses was partially offset by:
•	lower variable expenses due to reduced volumes;
•	the favourable impact of the change in FX; and
•	lower incentive compensation.
9.1 2009 TO 2008 COMPARATIVES
Expense variances below (Sections 9.1.1 to 9.1.6) are compared to pro forma 2008 figures.
U.S. GAAP

9.1.1	Compensation and Benefits
Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,303.8 million in 2009, a decrease of $46.3 million, or 3.4%, from $1,350.1 million on a pro forma basis.
The decrease in 2009 was primarily due to:
•	reductions in labour expenses achieved through temporary layoffs and employment reductions in response to reduced volumes;
•	lower training and recertification costs associated with fewer active employees;
•	lower pension and other post-retirement benefit expense caused by a higher discount rate and a settlement of a post-retirement benefit liability with a U.S. national multi-employer benefit plan; and
•	savings from reduced overtime hours worked as a result of cost management initiatives.
The decrease was partially offset by:
•	increased employee incentive compensation associated with a more normal bonus accrual in 2009 and increased gainshare payments to union employees;
•	increased labour expenses due to wage rate increases; and
•	the unfavourable impact of changes in FX for 2009.
9.1.2	Fuel
Fuel expense consists of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $580.2 million in 2009, a decrease of $477.1 million, or 45.1%, from $1,057.3 million on a pro forma basis.
The decrease in 2009 was primarily due to lower fuel prices and decreased consumption as a result of lower traffic volumes and improved efficiencies from ongoing fuel-conservation programs, operation of longer trains and the use of a higher proportion of fuel efficient locomotives. The decrease was partially offset by the unfavourable impact of the change in FX.
9.1.3 Materials
Materials expense includes the cost of material used for track, locomotive, freight car, and building maintenance. Materials expense was $215.8 million in 2009, a decrease of $55.2 million, or 20.4%, from $271.0 million on a pro forma basis.
The decrease in 2009 was mainly due to lower locomotive overhaul costs, lower freight car and locomotive maintenance as reduced volumes resulted in a higher number of stored freight cars and locomotives and reduced vehicle and other fuel costs. This decrease was partially offset by the unfavourable impact of the change in FX.
9.1.4 Equipment Rents
Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other companies, including railways. Equipment rents expense was $226.0 million in 2009, a decrease of $5.5 million, or 2.4%, from $231.5 million on a pro forma basis.
The 2009 decrease was due to lower volumes which resulted in a reduction in active cars online. This was achieved through the turn back of leased equipment which reduced freight car leasing costs, combined with a reduction in car hire payments as a result of fewer foreign cars online. The decrease was partially offset by the unfavourable impact of the change in FX and lower car hire receipts due to lower numbers of CP cars operating on other railways.
9.1.5 Depreciation and Amortization
Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. Depreciation and amortization expense was $497.2 million in 2009, an increase of $24.2 million, or 5.1%, from $473.0 million in 2008 on a pro forma basis.
The increase in 2009 was primarily due to unfavourable FX and higher depreciable assets partially offset by favourable depreciation rate changes, mainly in information systems and locomotives, and retirements of properties.
9.1.6	Purchased Services and Other
Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injuries and damage, environmental remediation, property and other taxes, contractor and consulting fees, insurance, gains on land sales and equity earnings. Purchased services and other expense was $767.1 million in 2009, a decrease of $63.0 million, or 7.6%, from $830.1 million on a pro forma basis.
U.S. GAAP

The decrease in 2009 was due to:
•	lower costs from train accidents and personal injuries;
•	higher gains on land sales recorded as a reduction to operating expenses;
•	reduced locomotive maintenance and intermodal handling reflecting lower volumes;
•	lower intermodal trucking costs;
•	lower bad debt expense;
•	reduced business travel expenses, realized through cost management initiatives; and
•	lower utility costs.
The decrease was partially offset by increased workers’ compensation benefit accruals reflecting recent actuarial studies and the unfavourable impact of the change in FX.
9.1.7 Specified Operating Expenses
9.1.7.1 Gain on Sales of Significant Properties
During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).
The Company sold Windsor Station in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10 year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.
The Company also sold land in Western Canada for transit purposes for proceeds of $43.0 million.
9.1.7.2 Loss on Termination of Lease with Shortline Railway
During the fourth quarter of 2009, the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls, Ontario and Sudbury, Ontario including a settlement of a $20.6 million existing liability. The contract with the lessee provided for the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction recognized in the fourth quarter was $54.5 million ($37.6 million after tax).
9.2 2008 TO 2007 COMPARATIVES
Expense variances below (Sections 9.2.1 to 9.2.6) compare 2008 and 2007 figures which have been restated for accounting policy changes discussed further in Section 13.1 2009 Accounting Changes. 2008 figures include DM&E expenses on a consolidated basis beginning October 30, 2008.
9.2.1 Compensation and Benefits
Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,287.1 million in 2008, an increase of $23.1 million, or 1.8%.
The increase in 2008 was primarily due to:
•	increased wage rates;
•	the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008;
•	lower settlement gains in 2008 on the release of certain post-retirement benefit liabilities due to the assumption of these obligations by a U.S. national multi-employer benefit plan; and
•	the impact of reduced costs from restructuring initiatives in the fourth quarter of 2007.
This increase was partially offset by:
•	lower employee incentive compensation partially offset by losses on our total return swap (“TRS”) (discussed further in Section 16.7.1 Total Return Swap);
•	lower pension expenses;
•	the favourable impact of the change in FX; and
•	lower stock-based compensation.
9.2.2 Fuel
Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $1,005.8 million in 2008, an increase of $259.0 million or 34.7%.
The increase in 2008 was primarily due to higher WTI prices. This increase was partially offset by decreased volumes in 2008. This increase was partially mitigated by the favourable impact of the change in FX. Fuel price increases were also mitigated by our fuel recovery program (the benefits of which are reflected in freight revenues).
U.S. GAAP

9.2.3 Materials
Materials expense includes the cost of materials used for track, locomotive, freight car, and building maintenance. Materials expense was $256.1 million in 2008, an increase of $1.4 million, or 0.5% when compared to 2007.
The 2008 increase was mainly due to higher input costs including highway vehicle fuel and the consolidation of DM&E from October 30, 2008 to December 31, 2008.
This increase was partially offset by:
•	lower car repair and train servicing costs;
•	the favourable impact of the change in FX; and
•	recoveries from third parties.
9.2.4 Equipment Rents
Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other companies, including railways. Equipment rents expense was $218.5 million in 2008, a decrease of $16.3 million or 6.9%.
The 2008 decrease was due to lower volumes, reducing the need to lease freight cars and locomotives as well as the favourable impact of the change in FX. This improvement was partially offset by higher costs from network and supply chain disruptions and traffic imbalances.
9.2.5 Depreciation and Amortization
Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. Depreciation and amortization expense was $437.1 million in 2008, an increase of $14.1 million, or 3.3%, over 2007.
The increase in 2008 was primarily due to:
•	additions to capital assets, especially to track;
•	accelerated depreciation of software; and
•	the consolidation of DM&E from October 30, 2008 to December 31, 2008 which includes amortization of fair values determined under purchase accounting.
The increase was partially offset by asset retirements.
9.2.6 Purchased Services and Other
Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental remediation, property and other taxes, contractor and consulting fees, insurance, gains on land sales and equity earnings. Purchased services and other expense was $793.9 million in 2008, an increase of $128.5 million or 19.3%.
The increase in 2008 was mainly due to:
•	casualty related expenses due to higher cost of derailments despite an improved safety performance;
•	lower gains on land sales;
•	higher intermodal trucking costs;
•	increased bad debt expense;
•	the consolidation of DM&E from October 30, 2008 to December 31, 2008;
•	increased consulting costs;
•	higher energy costs; and
•	higher locomotive overhaul costs.
The increase was partially offset by the favourable impact of the change in FX, and CP strike-related expenses in the second quarter of 2007.
10.0 OTHER INCOME STATEMENT ITEMS
10.1 Gain on Sale of Partnership Interest
During the second quarter of 2009, the Company completed the sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax).
U.S. GAAP

10.2 Other Income and Charges
Other income and charges consists of gains and losses due to the impact of the change in FX on LTD and working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments and other non-operating expenditures. Other income and charges was an expense of $12.4 million in 2009, a decrease of $59.9 million or 82.8%, compared to $72.3 million in 2008. Other income and charges in 2008 was an expense of $72.3 million compared with income in 2007 of $127.0 million.
The decrease in 2009 was the result of realized and unrealized gains in 2009 versus losses in 2008 associated with long-term floating rate notes (discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper) and the gain in 2009 versus the loss in 2008 on FX on LTD (discussed further in Section 6.1 Foreign Exchange Gains and Losses on Long-term Debt). The decrease was partially offset by the net loss recognized upon the repurchase of debt, discussed below.
During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.2 million. The proceeds from this offering contributed to the repurchase of debt with a net carrying amount of $555.3 million, net of deferred costs of $1.4 million, pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized in “Other income and charges” (discussed further in Section 20.1.1 Tender Offer of Debt Securities).
The increase in 2008 was primarily a result of the loss in FX on LTD as compared to a gain in 2007 and the larger drop in fair value of ABCP in 2008.
10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper
At December 31, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $129.1 million, with a carrying value of $69.3 million. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million, with a carrying value of $72.7 million.
On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.
During 2009, the Company received $0.2 million in partial redemption of its Master Asset Vehicle (“MAV”) 2 Class A-1 notes and MAV 2 Class 7 Ineligible Assets (“IA”) Tracking notes. These redemptions were close to the original investment value of the redeemed notes. As well, the Company received $12.3 million in partial redemption of its MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 IA Tracking notes representing 100% of the original investment value of the redeemed notes. Additionally, $1.2 million of MAV 2 Class 14 notes were fully redeemed with no proceeds being received by CP. As a result of the restructuring and the subsequent redemptions of notes, at December 31, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:
•	$116.8 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to seven years:
•	Class A-1: $59.1 million
•	Class A-2: $45.9 million
•	Class B: $8.3 million
•	Class C: $3.5 million
•	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to U.S. mortgages and sub-prime mortgages with expected repayments over approximately three and a half to 19 years:
•	Class 3: $0.5 million
•	Class 6: $5.5 million
•	Class 7: $3.4 million
•	Class 8: $0.1 million
•	Class 13: $2.6 million
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.
The MAV 2 Class A-1 notes have received an A rating by DBRS. However, on August 11, 2009, the rating for the MAV 2 Class A-2 notes was downgraded from A to BBB (low) under a negative watch by DBRS.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the
U.S. GAAP

best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes and other minor changes in assumptions have resulted in a gain of $6.3 million (2008 — loss of $49.4 million, 2007 — loss of $21.5 million). The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at December 31:

	2009	2008

Probability weighted average coupon interest rate	Nil%	2.2%
Weighted average discount rate	7.9%	9.1%
Expected repayments of long-term floating rate notes	Three and a half to 19 years	Five to eight years, other than certain tracking notes to be paid down on restructuring

Credit losses	MAV 2 eligible asset notes: nil to 100%	Notes expected to be rated(1): nil to 25%

	MAV 2 IA Tracking notes: 25%	Notes not expected to be rated(2): 25 to 100%

	MAV 3 Class 9 TA Tracking notes: nil%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $69.3 million at December 31, 2009 (2008 — ABCP $72.7 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

		Estimated fair
(in millions of Canadian dollars)	Original cost	value

As at January 1, 2008	$143.6	$122.1
Change in market assumptions	—	(49.4)

As at December 31, 2008	143.6	72.7
Change due to restructuring, January 21, 2009	(0.8)	—
Redemption of notes	(13.7)	(8.0)
Accretion	—	2.9
Change in market assumptions	—	1.7

As at December 31, 2009	$129.1	$69.3

Accretion and gains and losses resulting from the redemption of notes and changes in market assumptions are reported in “Other income and charges”.
Sensitivity analysis is presented below for key assumptions at December 31, 2009:

Change in fair value of long-term
(in millions of Canadian dollars)	floating rate notes
Coupon interest rate
50 basis point increase	$2.3
50 basis point decrease	Nil (1)

Discount rate
50 basis point increase	$(2.1)
50 basis point decrease	$2.2

(1)	Notes are currently not expected to receive any coupon interest.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.
U.S. GAAP

10.2 Equity Income in Dakota, Minnesota & Eastern Railroad Corporation
Following Surface Transportation Board (“STB”) approval on October 30, 2008, earnings of the DM&E are fully consolidated with CP. As a result DM&E income in 2009 is consolidated on a line by line basis and the equity income in DM&E is reported as $nil in 2009, compared to $50.9 million and $11.2 million in 2008 and 2007, respectively.
10.3 Net Interest Expense
Net interest expense includes interest on long-term debt and capital leases, net of interest income. Net interest expense was $267.6 million in 2009, an increase of $26.1 million, or 10.8%, on a pro forma basis. The expense was $239.6 million in 2008 on a reported basis, an increase of $49.6 million, or 26.1%, from 2007.
The increase in 2009 was primarily due to:
•	lower amount of interest capitalized on qualifying projects;
•	the unfavourable impact from the change in FX on U.S. dollar-denominated interest expense;
•	interest on new debt issuances (discussed further in Section 14.3 Financing Activities); and
•	lower interest income due to lower rates on deposits.
The increase was partly offset by:
•	the repurchase of debt as part of the tender offer of debt securities (discussed further in Section 20.1.1 Tender Offer of Debt Securities);
•	lower draws on the credit facility;
•	reduced rates on variable debt; and
•	repayment of the remaining DM&E bridge financing in December 2008 (discussed further in Section 14.3 Financing Activities).
The increase in 2008 was primarily due to:
•	financing being in place for a full 12 months to fund the acquisition of DM&E (discussed further in Section 14.3 Financing Activities);
•	interest on new debt issued in May of 2008 (discussed further in Section 14.3 Financing Activities) to replace the majority of the bridge financing and permanently fund the acquisition of the DM&E; and
•	the issuance of US$450 million Notes in May of 2007.
Partially offset by a higher amount of interest capitalized on qualifying projects.
10.4 Income Taxes
Income tax expense was $82.5 million in 2009, a decrease of $70.9 million, or 46.2%, from $153.4 million in 2008 on a reported basis. Income tax expense was $153.4 million in 2008, a decrease of $47.0 million, or 23.5%, from 2007. The decreases in 2009 and 2008 were due to lower earnings, and deferred tax benefits related to provincial rate reductions in 2009 and 2007 and the resolution of a prior year income tax matter in 2009.
The effective income tax rate for 2009 was 12.9%, compared with 19.4% and 18.0% for 2008 and 2007 respectively. The normalized rates (income tax rate based on income adjusted for FX on LTD, DM&E equity income (for 2007 only), and other specified items) for 2009, 2008 on a pro forma basis and 2007 were 18.9%, 27.2% and 27.5%, respectively. The changes in the normalized tax rates were primarily due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives.
We expect a normalized 2010 income tax rate of between 25% and 27%. The 2010 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 21.0 Business Risks and Enterprise Risk Management and Section 22.4 Deferred Income Taxes). We expect to have an increase in our cash tax payments in future years.
As part of a consolidated financing strategy, CP structures its U.S. dollar-denominated long-term debt in different tax jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different tax jurisdictions can vary significantly.
U.S. GAAP

11.0 QUARTERLY FINANCIAL DATA
QUARTERLY FINANCIAL DATA AS REPORTED

For the quarter ended	2009				2008(1)(2)
(in millions, except per share data)	Dec. 31	Sept. 30(1)	Jun. 30(1)	Mar. 31(1)	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Total revenue	$1,143.2	$1,118.1	$1,031.3	$1,109.6	$1,324.9	$1,298.9	$1,250.2	$1,174.5
Adjusted operating income(3)	225.5	267.8	186.6	132.2	292.7	305.0	240.8	211.5
Operating income(3)	171.0	346.9	186.6	132.2	292.7	305.0	240.8	211.5
Net income	149.5	212.0	136.6	57.3	200.1	202.6	130.0	102.9
Income, before FX on LTD and other specified items(3)	128.9	163.6	80.4	50.8	170.6	214.4	126.4	127.6

Basic earnings per share	$0.89	$1.26	$0.81	$0.36	$1.30	$1.32	$0.85	$0.67
Diluted earnings per share	0.89	1.26	0.81	0.36	1.29	1.31	0.84	0.66
Diluted earnings per share, before FX on LTD and other specified items(3)	0.76	0.97	0.48	0.32	1.10	1.38	0.81	0.82

(1)	Restated for accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2)	DM&E figures are included on a consolidated basis beginning October 30, 2008.

(3)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income, adjusted operating income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings.
11.1 Quarterly Trends
Quarterly fluctuations in trends caused by the 2009 global recession have and will continue to cause our results and volumes to be inconsistent with the sensitivity and trends provided below. Management believes that the changes in economic conditions in 2009 will continue to affect quarterly results in 2010; the timing of a return to the sensitivity and trends discussed will depend on the recovery of the economy and our customers.
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income (see Section 6.0 Non-GAAP Earnings) is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
U.S. GAAP

12.0 FOURTH-QUARTER SUMMARY

					Q4 2009 to pro
	2009	2008(1)			forma 2008(3)(4)
			DM&E		%
			prior to	Pro forma	favourable/
(in millions)		Q4 2008	consolidation(2)	Q4(3)(4)	(unfavourable)
Revenues
Grain	$293.6	$310.2	$ 13.0	$323.2	(9.2)
Coal	112.3	140.7	1.8	142.5	(21.2)
Sulphur and fertilizers	85.1	118.5	1.6	120.1	(29.1)
Forest products	42.8	57.8	0.8	58.6	(27.0)
Industrial and consumer products	205.2	218.5	17.1	235.6	(12.9)
Automotive	67.9	82.3	0.2	82.5	(17.7)
Intermodal	308.9	361.9	—	361.9	(14.6)

Total freight revenues	1,115.8	1,289.9	34.5	1,324.4	(15.8)

Other revenues	27.4	35.0	0.3	35.3	(22.4)

Total revenues	1,143.2	1,324.9	34.8	1,359.7	(15.9)

Operating expenses
Compensation and benefits	315.7	346.7	6.8	353.5	10.7
Fuel	157.5	239.5	4.6	244.1	35.5
Materials	41.4	64.4	1.4	65.8	37.1
Equipment rents	53.0	58.8	1.3	60.1	11.8
Depreciation and amortization	125.7	113.4	4.3	117.7	(6.8)
Purchased services and other	224.4	209.4	(0.7)	208.7	(7.5)

Adjusted operating expenses(3)	917.7	1,032.2	17.7	1,049.9	12.6

Loss on termination of lease with shortline railway	54.5	—	—	—	—

Total operating expenses	972.2	1,032.2	17.7	1,049.9	7.4

Adjusted operating income(3)	225.5	292.7	17.1	309.8	(27.2)
Operating income(3)	$171.0	$292.7	$ 17.1	$309.8	(44.8)

(1)	Restated for accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2)	These revenues, expenses and operating income include DM&E results for October 1, 2008 to October 30, 2008.

(3)	These earnings measures have no standardized meanings as prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(4)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the fourth quarter of 2008.
12.1 Operating Results
Operating income (discussed further in Section 6.0 Non-GAAP earnings) for the three months ended December 31, 2009 was $171.0 million, a decrease of $121.7 million, or 41.6% from $292.7 million in 2008. On a pro forma basis, operating income in fourth quarter of 2009 was down $138.8 million, or 44.8%, from $309.8 million.
Adjusted operating income (discussed further in Section 6.0 Non-GAAP Earnings) for the three-month period ended December 31, 2009, was $225.5 million, a decrease of $84.3 million, or 27.2%, from $309.8 million, on a pro forma basis, for the same period in 2008.
The decrease in adjusted operating income was primarily due to:
•	the global recession which resulted in lower traffic volumes;

•	the impact of negative rate decisions in coal and regulated grain;

•	increased workers’ compensation benefit accruals reflecting recent actuarial studies;

•	the impact of the reduction in average length of haul in coal;

•	an unfavourable variance in fuel recovery as compared to the fourth-quarter 2008; and

•	the unfavourable impact of the change in FX.
The decrease was partially offset by the favourable impact of a number of cost initiatives and lower casualty-related and pension expenses.
U.S.GAAP

We reported net income of $149.5 million in the fourth quarter of 2009, a decrease of $50.6 million, or 25.3%, from $200.1 million, on a pro forma basis, in the fourth quarter of 2008.
The decrease in net income was mainly due to lower operating income caused by lower volumes as a result of the global recession and a loss on termination of a lease (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway). This decrease was partially offset by income tax recoveries.
Diluted EPS was $0.89 in the fourth quarter of 2009, a decrease of $0.40 from $1.29 in 2008. This was primarily due to lower net income and the issuance of 13.9 million common shares in the first quarter of 2009.
In the fourth quarter of 2009, GTMs were approximately 55,198 million, a decrease of 6.1%, from 58,774 million in 2008 on a pro forma basis. RTMs were approximately 28,874 million, a decrease of 5.4%, from 30,509 million in 2008 on a pro forma basis. The decrease in GTMs and RTMs was primarily due to:
•	the global recession;

•	reduced shipments of potash, sulphur and fertilizers caused partially by reduced demand; and

•	decreased demand for lumber and panel products caused by a continued slowdown in the U.S. housing market.
12.2 Non-GAAP Earnings
A discussion of non-GAAP earnings and a reconciliation of income, before FX on LTD and other specified items, to net income as presented in the consolidated financial statements for the fourth quarters of 2009 and 2008, are included in Section 6.0 Non-GAAP Earnings.
Income, before FX on LTD and other specified items, was $128.9 million in the fourth quarter of 2009, a decrease of $41.7 million from $170.6 million, on a pro forma basis (discussed further in Section 6.0 Non-GAAP Earnings). The decrease was mainly driven by lower operating income. This was partially offset by lower interest expense (discussed further in Section 12.5 Other Income Statement Items) and income tax expense before FX on LTD.
12.3 Revenues
Total revenues were $1,143.2 million in fourth-quarter 2009, a decrease of $181.7 million from $1,324.9 million as reported in 2008. On a pro forma basis total revenues decreased $216.5 million from $1,359.7 million.
This decrease was primarily driven by:
•	lower overall volumes in all lines of business other than coal and automotive;

•	the unfavourable impact of the change in FX;

•	a decline in freight revenues due to fuel price changes; and

•	the impact of negative rate decisions in coal and regulated grain.
This decrease was partially offset by a net increase in freight rates and positive traffic mix.
Variances below (Sections 12.3.1 to 12.5) are compared to pro forma 2008 figures.
12.3.1 Grain
Grain revenues in the fourth quarter of 2009 were $293.6 million, a decrease of $29.6 million from $323.2 million in 2008 on a pro forma basis. This decrease was primarily driven by:
•	the unfavourable impact of the change in FX;

•	lower fuel surcharge revenues due to the change in fuel price; and

•	negative rate decision in regulated grain.
This decrease was partially offset by increased commercial and U.S. Grain rates and an increase in length of haul.
12.3.2 Coal
Coal revenues were $112.3 million in fourth-quarter 2009, a decrease of $30.2 million from $142.5 million in 2008 on a pro forma basis. The decrease in revenues was primarily due to decreased rates as a result of regulatory rate proceedings and reduced average length of haul on export coal which reduced coal revenues by approximately $25 million and the unfavourable impact of the change in FX.
This decrease was partially offset by increased export coal shipments as a result of improved market demand for metallurgical coal and new short haul U.S. coal traffic.
12.3.3 Sulphur and Fertilizers
Sulphur and fertilizers revenues were $85.1 million in the fourth quarter of 2009, a decrease of $35.0 million from $120.1 million in 2008 on a pro forma basis. The decrease was primarily due to:
U.S.GAAP

•	lower export potash shipments as a result of ongoing price negotiations between producers and major buyers;

•	lower domestic potash shipments as farmers deferred purchases;

•	lower fuel surcharge revenues due to the change in fuel price; and

•	the unfavourable impact of the change in FX.
This decrease was partially offset by a net increase in freight rates.
12.3.4 Forest Products
Forest products revenues were $42.8 million in the fourth quarter of 2009, a decrease of $15.8 million from $58.6 million in 2008 on a pro forma basis. The decrease was primarily due to continued soft demand for lumber, panel and pulp products; lower fuel surcharge revenues due to the change in fuel price and the unfavourable impact of the change in FX. This decrease was partially offset by a net increase in freight rates.
12.3.5 Industrial and Consumer Products
Industrial and consumer products revenues were $205.2 million in the fourth quarter of 2009, a decrease of $30.4 million from $235.6 million in 2008 on a pro forma basis. The decrease was primarily due to lower volumes due to economic conditions particularly for steel and aggregates, the unfavourable impact of the change in FX and lower fuel surcharge revenues due to the change in fuel price. This decrease was partially offset by growth in ethanol and liquefied petroleum gas (“LPG”) shipments and a net increase in freight rates.
12.3.6 Automotive
Automotive revenues were $67.9 million in fourth-quarter 2009, a decrease of $14.6 million from $82.5 million in 2008 on a pro forma basis. This decrease was primarily due to the unfavourable impact of the change in FX and lower fuel surcharge revenues resulting from the change in fuel price. This decrease was partially offset by a net increase in freight rates and increased volumes due to increased North American vehicle sales.
12.3.7 Intermodal
Intermodal revenues declined in the fourth quarter of 2009 to $308.9 million, a decrease of $53.0 million from $361.9 million in 2008 on a pro forma basis. The decrease was primarily due to reduced volumes due to economic conditions, lower fuel surcharge revenues resulting from the change in fuel price and by the unfavourable impact of the change in FX.
12.3.8 Other Revenues
Other revenues were $27.4 million in the fourth quarter of 2009, a decrease of $7.9 million from $35.3 million in 2008 on a pro forma basis. The decrease was primarily due to lower revenues received from switching and leasing and the unfavourable impact of the change in FX.
12.4 Operating Expenses
Operating expenses in the fourth quarter of 2009 were $972.2 million, a decrease of $60.0 million from $1,032.2 million in 2008. On a pro forma basis, operating expenses declined $77.7 million from $1,049.9 million. Adjusted operating expenses in the fourth quarter of 2009 were $917.7 million, a decrease of $114.5 million from $1,032.2 million in 2008. On a pro forma basis, adjusted operating expenses declined $132.2 million from $1,049.9 million.
This decrease was primarily due to reductions in fuel from lower price and consumption, the favourable change in FX and reduced labour expenses in response to lower volumes.
12.4.1 Compensation and Benefits
Compensation and benefits expense in fourth-quarter 2009 was $315.7 million, a decrease of $37.8 million from $353.5 million in 2008 on a pro forma basis.
This decrease was primarily driven by:
•	reductions in the number of employees in response to reduced volumes;

•	savings from reduced overtime and increased use of accrued vacation as a result of cost management initiatives;

•	lower pension expense caused by a higher discount rate; and

•	the favourable impact of foreign exchange.
The decrease was partially offset by increased unionized wage rates.
l2.4.2 Fuel
Fuel expense was $157.5 million in fourth-quarter 2009, a decrease of $86.6 million from $244.1 million in 2008 on a pro forma basis. The decrease was primarily due to lower fuel prices and decreased consumption as a result of lower traffic volumes and improved efficiencies from ongoing fuel-conservation programs, operation of longer trains and the use of a higher proportion of fuel efficient locomotives.
U.S.GAAP

12.4.3 Materials
Materials expense was $41.4 million in the fourth quarter of 2009, a decrease of $24.4 million from $65.8 million in 2008 on a pro forma basis. The decrease was primarily due to:
•	fewer locomotive overhauls;

•	reduced freight car and locomotive repairs and train servicing due to lower volumes;

•	the favourable impact of the change in FX;

•	recoveries from third parties; and

•	lower vehicle and other fuel costs.
12.4.4 Equipment Rents
Equipment rents expense was $53.0 million in the fourth quarter of 2009, a decrease of $7.1 million from $60.1 million in 2008 on a pro forma basis. The fourth quarter decrease was due the favourable impact of the change in FX and lower volumes. Reduced freight car leasing costs, achieved through the turn back of leased equipment and fleet reductions, lowered the number of active cars on line. As well, fewer foreign cars on line resulted in a reduction of car hire payments. This favourable variance was partially offset by lower car hire receipts as fewer CP-owned cars were operating on other railways.
12.4.5 Depreciation and Amortization
Depreciation and amortization expense was $125.7 million in fourth-quarter 2009, an increase of $8.0 million from $117.7 million in 2008 on a pro forma basis, largely due to increased depreciation rates on software and the impact of increased capital expenditures partially offset by the favourable impact of the change in FX.
12.4.6 Purchased Services and Other
Purchased services and other expense was $224.4 million in fourth-quarter 2009, an increase of $15.7 million from $208.7 million in 2008 on a pro forma basis. The increase was mainly due to increased workers’ compensation benefit accruals reflecting recent actuarial studies and higher consulting costs.
The increase was partially offset by:
•	lower costs from train accidents and personal injuries;

•	reduced bad debt expense; and

•	the favourable impact of the change in FX.
12.5 Other Income Statement Items
In the fourth quarter of 2009 there was a gain due to FX on LTD of $7.6 million, as the Canadian dollar strengthened to $1.0510 from $1.0707 at September 30, 2009. In the fourth quarter of 2008, the Canadian dollar weakened against the U.S. dollar, resulting in a FX loss on U.S. dollar-denominated debt. After the impact of our net investment hedge there was a gain on FX on LTD of $4.5 million.
Other income and charges, excluding FX on LTD and other specified items (discussed further in Section 6.2 Other Specified Items), was an expense of $0.6 million in the fourth quarter of 2009, a decrease of $6.7 million from a $7.3 million expense in fourth-quarter 2008.
As a result of the approval by the STB of our acquisition of the DM&E on October 30, 2008, DM&E income in 2009 is consolidated on a line by line basis and equity income in DM&E is $nil in the fourth-quarter, compared to $10.4 million in 2008. We reported DM&E equity income from October 30, 2007 until October 29, 2008 and subsequent to this results were consolidated on a line by line basis.
Net interest expense was $68.4 million in fourth-quarter 2009, a decrease of $4.6 million on a reported basis from $73.0 million in the same period of 2008. The decrease was primarily due to:
•	the repurchase of debt as part of the Tender Offer of Debt Securities (discussed further in Section 20.1.1 Tender Offer of Debt Securities);

•	the favourable impact from the change in FX on U.S. dollar-denominated interest expense;

•	lower draws on the credit facility;

•	increased capitalization of interest expense for long-term capital projects in 2009; and

•	interest in 2008 related to the remaining bridge financing for the DM&E repaid in December 2008.
The decrease was offset in part by interest on new debt issuance of US$350 million Notes in May 2009 and $400 million Notes in November 2009 (discussed further in Section 14.3 Financing Activities).
12.6 Liquidity and Capital Resources
During the fourth quarter of 2009, the Company generated cash and cash equivalents of $63.2 million. During the same period of 2008 the Company generated $19.7 million of cash and cash equivalents.
The increase in cash and cash equivalents during the fourth quarter of 2009 compared to 2008 was primarily due to:
U.S.GAAP

•	cash provided by the issuance of $400 million 6.45% 30-year Notes and US$64.7 million of 5.57% Senior Secured Notes in 2009 compared to the repayment of the remaining bridge financing of $248.0 million originally used to finance the acquisition of DM&E and a greater reduction in short-term borrowings in 2008;

•	lower additions to properties in 2009; and

•	a greater improvement in working capital balances in 2009.
This increase was largely offset by:
•	a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

•	the cost of terminating a lease with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway); and

•	lower proceeds from the sale and refinancing of equipment in 2009.
13.0 CHANGES IN ACCOUNTING POLICY
13.1 2009 Accounting Changes
13.1.1 U.S. GAAP/ International Financial Reporting Standards (IFRS)
On February 13, 2008, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities and Exchange Commission (“SEC”) registrants, such as CP, could retain the option, currently available to them, to prepare their financial statements under U.S. GAAP instead of IFRS. CP has determined that, commencing on January 1, 2010, it will adopt U.S. GAAP for its financial reporting, which will be consistent with current reporting of all other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.
Our adoption of U.S. GAAP is now complete and in effect for 2010. Changes to our underlying accounting systems have been made and the necessary accounting entries to record 2010 opening U.S. GAAP balances in our accounting records have been made.
Additionally, we have prepared U.S. GAAP consolidated financial statements in accordance with U.S. GAAP. Previously CP prepared financial statements in accordance with Canadian GAAP with a reconciliation to U.S. GAAP in conformity with Item 17 of Form 20-F under United States securities regulations. CP has previously prepared and filed with Canadian and U.S. securities regulators Canadian GAAP financial statements for the year ended December 31, 2009.
The U.S. GAAP Consolidated Financial Statements and this U.S. GAAP MD&A have been prepared on a voluntary basis by the Company in preparation for CP’s adoption, effective January 1, 2010, of U.S. GAAP for the purpose of future reporting and filing of interim and annual financial statements in compliance with Canadian and U.S. securities regulations. We will also be providing further U.S. GAAP information on our website by the end of March 2010.
Accounting staff at CP have also received externally delivered U.S. GAAP accounting training and training on required changes to specific accounting systems.
Our first financial statements to be prepared using U.S. GAAP will be our first quarter 2010 interim statements. These statements will include a reconciliation from U.S. GAAP to Canadian GAAP. We are currently finalizing the necessary disclosures which will be required under U.S. GAAP for our first quarter 2010 interim statements.
13.1.2 Pension Prior Service Costs
During 2009, CP changed its accounting policy for the treatment of prior service pension costs for unionized employees. In previous periods, CP had amortized these costs over the expected average remaining service period for employees. CP now amortizes these costs over the remaining contract term. The change in policy was made to provide more relevant information by amortizing the costs based on the contract term as CP generally renegotiates union contracts on a routine and consistent basis that is substantially shorter than the expected average remaining service period. The change has been accounted for on a retrospective basis. As a result of the change, the following increases (decreases) to financial statement line items occurred:
U.S.GAAP

	Year ended December 31			As at December 31		As at January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007

Compensation and benefits	$(9.2)	$(10.0)	$(20.2)
Income tax expense	4.2	3.2	12.4

Net income	$5.0	$6.8	$7.8

Basic earnings per share	$0.03	$0.04	$0.05
Diluted earnings per share	$0.03	$0.04	$0.05

Other comprehensive loss	$(5.0)	$(6.8)	$(7.8)

Comprehensive income	$—	$—	$—

Accumulated other comprehensive loss				$97.4	$102.4	$ 117.1
Retained earnings				(97.4)	(102.4)	(117.1)
13.1.3 Locomotive Overhauls
During 2009, CP changed its accounting policy for the treatment of locomotive overhaul costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the overhaul. These costs are now expensed to better represent the nature of overhaul expenditures on locomotives. This policy aligns the treatment of locomotive costs with CP’s current operational practices, which have changed over recent years and gradually shifted to be more in the nature of a repair. The change has been accounted for on a retrospective basis. This policy change resulted in minor changes to the accounting process and underlying accounting systems. As a result of the change, the following increases (decreases) to financial statement line items occurred:

	Year ended December 31			As at December 31		As at January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007

Depreciation and amortization	$(43.5)	$(48.8)	$(44.5)

Compensation and benefits	0.1	0.5	0.9
Materials	13.8	35.0	36.7
Purchased services and other	29.3	23.8	19.6

Total increases	43.2	59.3	57.2

Total operating expenses	(0.3)	10.5	12.7

Equity income in DM&E	—	(0.4)	(1.1)
Income tax expense	1.3	(2.6)	2.5

Net income	$(1.0)	$(8.3)	$(16.3)

Basic earnings per share	$(0.01)	$(0.05)	$(0.11)
Diluted earnings per share	$(0.01)	$(0.05)	$(0.11)

Other comprehensive loss	2.1	(2.4)	1.4

Comprehensive income	$1.1	$(10.7)	$(14.9)

Cash provided by operating activities	$(43.2)	$(59.3)	$(57.2)
Cash used in investing activities	$43.2	$59.3	$57.2
Net properties				$(187.9)	$(191.8)	$ (164.4)
Deferred income tax liability				(51.5)	(54.3)	(52.6)
Accumulated other comprehensive loss				1.5	(0.6)	0.4
Retained earnings				(137.9)	(136.9)	(112.2)
13.1.4 Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the Financial Accounting Standards Board (“FASB”) provided guidance for enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedges are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.
U.S.GAAP

13.1.5 Subsequent Events
Effective April 1, 2009, the Company adopted new accounting and disclosure requirements issued by the FASB on managements’ assessment of subsequent events. The guidance provides general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard did not have an impact on the amounts reported in the Company’s financial statements.
13.1.6 Employers’ Disclosures about Post-retirement Benefit Plan Assets
Effective December 31, 2009, the Company adopted the disclosure requirements issued by the FASB about an entity’s post-retirement benefit plan assets. The guidance expands the required disclosure, including disclosures similar to the fair value measurement disclosures. The adoption of this standard did not have an impact on the amounts reported in the Company’s financial statements; however, it did result in new note disclosure.
13.2 New Accounting Pronouncements Issued and Not Yet Adopted
13.2.1 Consolidations
In June 2009, the FASB issued Amendments to Consolidation of Variable Interest Entities. It retains the scope of the previous guidance with the addition of entities previously considered qualifying special-purpose entities. In addition, it replaces the previous quantitative approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity with a qualitative analysis approach. The Statement is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The Statement is effective at the beginning of the first annual reporting period after November 15, 2009. The adoption of this statement is not expected to have a material impact on the results of operations or financial position.
13.2.2 Accounting for Transfers of Financial Assets
The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although CP currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for CP from January 1, 2010. Currently, the adoption of this guidance has no impact to CP’s financial statements.
13.2.3 Fair Value Measurement and Disclosure
In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The adoption of this update will not impact the amounts reported in the Company’s financial statements as it relates to disclosure.
14.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 19.0 Contractual Commitments and Section 20.4 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 21.3 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
14.1 Operating Activities
Cash provided by operating activities was $471.5 million in 2009, a decrease of $491.3 million from $962.8 million in the same period of 2008. Cash provided by operating activities in 2008 decreased of $229.7 million from $1,192.5 million in 2007.
The decrease in 2009 was primarily due to:
•	a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

•	lower operating income (discussed further in Section 6.0 Non-GAAP Earnings);

•	the cost of terminating a lease with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway); and

•	the partial unwind of the TRS (discussed further in Section 16.7.1 Total Return Swap).
U.S. GAAP

This decrease was offset in part by:
•	the termination of our $120.0 million accounts receivable securitization program in 2008 (discussed further in Section 17.1 Sale of Accounts Receivable);

•	the favourable improvement in working capital balances; and

•	cash tax recoveries in 2009 compared to payments in 2008.
The decrease in 2008 was primarily due to the impact to working capital from the termination of our accounts receivable securitization program, lower earnings, higher income tax payments and increased pension contributions.
14.2 Investing Activities
Cash used in investing activities was $379.3 million in 2009, a decrease of $440.7 million from 2008. Cash used in investing activities was $820.0 million in 2008, a decrease of $1,553.5 million from $2,373.5 million in 2007.
The decrease in 2009 was largely due to proceeds on the sales of a partnership interest and significant properties (discussed further in Section 10.1 Gain on Sale of Partnership Interest and Section 9.1.7.1 Gain on Sales of Significant Properties) and lower additions to properties in 2009.
Cash used in investing activities was lower in 2008, primarily due to the acquisition of DM&E in 2007 as well as the reclassification of ABCP from Cash and cash equivalents to Investments in 2007. This was partially offset by the increased acquisition of assets held for sale.
Additions to properties (“capital programs”) in 2010 are expected to be in the range of $680 million to $730 million (U.S. GAAP basis). Planned capital programs include approximately $585 million for the renewal of rail, ballast, crossties, automated signal systems, buildings and equipment and $115 million for information technology, positive train control, efficiency and other opportunity capital projects. The capital programs plan for 2010 reflects CP’s change in accounting policy to expense locomotive overhauls previously capitalized.
Capital Programs

(in millions, except for miles and crossties)	2009	2008(1)	2007(1)

Additions to properties(2)
Track and roadway	$539.8	$701.4	$557.7
Buildings	12.0	14.9	19.9
Rolling stock	82.4	107.8	150.1
Information systems	41.3	46.4	39.3
Other	60.3	73.0	84.6

Total — accrued	735.8	943.5	851.6
Less:
Assets acquired through capital leases	0.8	79.5	1.1
Other non-cash transactions	10.9	28.2	12.5

Cash invested in additions to properties (as per Consolidated Statement of Cash Flows)	$724.1	$835.8	$838.0

Track installation capital programs(3)
Track miles of rail laid (miles)	395	408	349
Track miles of rail capacity expansion (miles)	1	31	18
Crossties installed (thousands)	870	1,065	1,037

(1)	Restated for the adoption accounting policy changes related to locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2)	The figures include the results of the DM&E on a fully consolidated basis for the periods after October 30, 2008.

(3)	The 2008 and 2007 figures exclude DM&E data.
We intend to finance capital expenditures with available cash from operations but may partially finance these expenditures with new debt, capital leases and temporary draws on our credit facility and equity. Our decisions on funding equipment acquisitions will be influenced by such factors as the need to keep our capital structure within debt covenants and maintain financial ratios that enable CP to manage its long-term financing structure to maintain its investment grade rating, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
14.3 Financing Activities
Cash provided by financing activities was $489.4 million in 2009 as compared to cash used in financing activities of $431.2 million in 2008 and cash provided by financing activities in 2007 of $1,453.9 million.
Cash provided by financing activities in 2009 was mainly due to the issuance of:
•	common shares for net cash proceeds of approximately $489 million (discussed further in Section 20.1.2 Issuance of Common Shares);

•	US$350 million of 7.25% 10-year Notes for net proceeds of $408.2 million;
U.S. GAAP

•	$400 million 6.45% 30-year Notes for net proceeds of $397.8 million; and

•	US$64.7 million of 5.57% Senior Secured Notes for net proceeds of $66.7 million.
These proceeds were partially offset by the tendering of debt for a total cost of $571.9 million (discussed further in Section 20.1.1 Tender Offer of Debt Securities), the repayment of short-term borrowings and the payments of dividends.
Cash used in financing activities in 2008 was mainly due to the repayment of the bridge financing originally used to finance the acquisition of DM&E, dividends paid and the reduction in short-term borrowings. These uses were largely offset by the following debt issuances to permanently finance the acquisition of DM&E and replace the bridge financing:
•	US$400 million of 5.75% five-year Notes;

•	US$300 million of 6.50% 10-year Notes; and

•	$375 million of 6.25% 10-year Medium Term Notes.
In addition, $79.5 million dollars of assets held for sale were refinanced under capital leases during the year.
Cash provided by financing activities in 2007 was mainly due to:
•	the US$1.27 billion bridge financing to fund the acquisition of DM&E;

•	the issuance of US$450 million of 5.95% 30-year notes, for net proceeds of $485.1 million; and

•	short-term borrowings of $229.7 million.
These sources of financing were partially offset by the repayment of two debt instruments, a $143.0 million secured equipment loan and a $19.0 million obligation under a capital lease, as well as by dividends paid and the purchase of shares through the Company’s share repurchase program.
The Company has available, as sources of financing, unused credit facilities of up to $745 million.
14.3.1 Debt to Total Capitalization
At December 31, 2009, our debt to total capitalization decreased to 50.1%, compared with 54.1% at December 31, 2008 and 52.4% at December 31, 2007.
The decrease in 2009 was primarily due to:
•	the proceeds raised from CP’s equity issue (discussed further in Section 20.1.2 Issuance of Common Shares);

•	the tendering of debt (discussed further in Section 20.1.1 Tender Offer of Debt Securities);

•	an increase in equity driven by earnings;

•	the impact of the stronger Canadian dollar on U.S. dollar-denominated debt at December 31, 2009, compared with December 31, 2008; and

•	the repayment of short-term borrowings.
This was partially offset by the issuance of long-term debt and an increase in the under funded status of the pension plan.
The increase in 2008 was primarily due to the impact of the weaker Canadian dollar on U.S. dollar-denominated debt at December 31, 2008, compared with December 31, 2007 and an increase in the under funded status of the pension plan. This was largely offset by an increase in equity driven by earnings and the net repayment of short-term borrowings and long-term debt.
Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
14.3.2 Interest Coverage Ratio
At December 31, 2009, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 3.0, compared with 4.5 and 6.1 for the same period in 2008 and 2007 respectively. This decrease in 2009 was primarily due to a year-over-year reduction in adjusted EBIT (discussed further in Section 6.0 Non-GAAP Earnings).
The decrease in 2008 was primarily due to higher interest expense as a result of an increase in debt to fund the acquisition of DM&E (discussed further in Section 14.3 Financing Activities).
Interest coverage ratio is measured, on a rolling twelve month basis, as adjusted EBIT divided by net interest expense. This ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP, the gain on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and foreign exchange gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures.
14.3.3 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P rating has a negative outlook, while
U.S. GAAP

the Moody’s and DBRS ratings have a stable outlook. Our ratings have remained unchanged throughout 2009 with the exception of DBRS which improved from a negative to stable outlook.
14.4 Free Cash
CALCULATION OF FREE CASH

(reconciliation of free cash to GAAP cash position)
For the year ended December 31 (in millions)	2009	2008(1)(2)	2007(2)

Cash provided by operating activities	$471.5	$962.8	$1,192.5
Cash used in investing activities	(379.3)	(820.0)	(2,373.5)
Add back reclassification of ABCP(3)	—	—	143.6
Dividends paid	(162.9)	(148.7)	(133.1)
Add back investment in DM&E(4)	—	8.6	1,492.6
Termination of accounts receivable securitization program(5)	—	120.0	—
Foreign exchange effect on cash and cash equivalents(2)	(20.0)	28.0	(18.9)

Free cash(6)	(90.7)	150.7	303.2
Cash provided by (used in) financing activities, excluding dividend payment	652.3	(282.5)	1,587.0
Reclassification of ABCP(3)	—	—	(143.6)
Investment in DM&E(4)	—	(8.6)	(1,492.6)
Accounts receivable securitization program(5)	—	(120.0)	—

(Decrease)/ increase in cash, as shown on the Consolidated Statement of Cash Flows	561.6	(260.4)	254.0
Net cash and cash equivalents at beginning of year	117.5	377.9	123.9

Net cash and cash equivalents at end of year	$679.1	$117.5	$377.9

(1)	The 2008 figures include DM&E consolidated from October 30, 2008 to December 31, 2008.

(2)	Certain figures, previously reported for 2008 and 2007 have been restated for changes in accounting policy as discussed in Section 13.1 2009 Accounting Changes.

(3)	The reclassification of ABCP is discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper.

(4)	The acquisition of DM&E in 2007 discussed in Section 18.0 Acquisition.

(5)	The termination of accounts receivable securitization program discussed further in Section 17.1 Sale of Accounts Receivable.

(6)	Free cash has no standardized meaning prescribed by U.S. GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 6.0 Non-GAAP Earnings.
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from foreign exchange fluctuations and excludes the acquisition of DM&E, changes in accounts receivable securitization program and the initial reclassification of ABCP to investments. Free cash is adjusted for the DM&E acquisition and the reclassification of ABCP as these are not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.
There was negative free cash of $90.7 million in 2009, compared with positive free cash of $150.7 million in 2008 and $303.2 million in 2007.
The decrease in 2009 was primarily due to:
•	a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

•	lower operating income (discussed further in Section 6.0 Non-GAAP Earnings);

•	the cost of terminating a contract with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway); and

•	the unfavourable impact of foreign exchange fluctuations on U.S. dollar-denominated cash.
This decrease was offset in part by:
•	acquisition of assets held for sale in 2008;

•	proceeds on the sales of a partnership interest and significant properties;

•	lower capital additions; and

•	the favourable improvement in working capital balances and cash tax recoveries in 2009 compared to payments in 2008.
The decrease in free cash in 2008 compared to 2007 was primarily due to a decrease in cash generated by operating activities (as discussed in Section 14.1 Operating Activities) and the acquisition of assets held for sale. This was partially offset by the favourable impact of foreign exchange fluctuations on U.S. dollar-denominated cash.
U.S. GAAP

15.0 BALANCE SHEET
15.1 Assets
Assets totalled $14,243.8 million at December 31, 2009, compared with $14,448.4 million at December 31, 2008 and $12,393.9 million at December 31, 2007. The decrease in assets was mainly due to lower net properties, the negative impact of a weaker U.S. dollar and a reduction in working capital accounts. The reduction in working capital accounts resulted from changes in business practices and reduced activity as a result of the global recession.
This decrease was partially offset by the increase in cash and cash equivalents in 2009 which was mainly due to cash provided by the monetization of various assets and investments (discussed further in Section 9.1.7.1 Gain on Sales of Significant Properties and Section 10.1 Gain on Sale of Partnership Interest), proceeds from the issuance of common shares (discussed further in Section 20.1.2 Issuance of Common Shares) and certain debt issuances. Adequate cash balances allowed CP to increase funding to the Company’s defined benefit pension plan (discussed further in Section 20.5 Pension Plan Deficit).
The increase in assets in 2008 reflects the consolidation of the DM&E assets and the positive impact of a stronger U.S. dollar. Previously, DM&E assets, net of liabilities, were recorded as investments.
15.2 Total Liabilities
Our combined short-term and long-term liabilities were $9,523.0 million at December 31, 2009 compared with $10,113.6 million at December 31, 2008 and $8,199.3 million at December 31, 2007. The decrease in total liabilities in 2009 reflected the strengthening of the Canadian dollar and its favourable impact on the U.S. dollar-denominated liabilities, as well as lower business activities as a result of the global recession which reduced accounts payable.
The increase in liabilities in 2008 reflects the consolidation of DM&E’s liabilities, the increase in unfunded pension deficit and the negative impact of a stronger U.S. dollar. The increase was partially offset by the net effect of the repayment of bridge financing which was replaced by the issuance of long-term notes.
15.3 Equity
At December 31, 2009, our Consolidated Balance Sheet reflected $4,720.8 million in equity, compared with an equity balance of $4,334.8 million at December 31, 2008 and $4,194.6 million at December 31, 2007. The increase in equity in 2009 was primarily due to the issuance of 13.9 million common shares in February 2009 (discussed further in Section 20.1.2 Issuance of Common Shares) and net income, in excess of dividends. This increase was partially offset by an increase in Accumulated other comprehensive loss (“AOCL”).
The increase in equity in 2008 was primarily due to net income, in excess of dividends and the issuance of Common Shares for stock options exercised. This increase was partially offset by an increase in AOCL.
15.4 Share Capital
CP is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At February 25, 2010, 168,558,393 Common Shares and no Preferred Shares were issued and outstanding.
On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs and including deferred taxes are $495.2 million) (discussed further in Section 20.1.2 Issuance of Common Shares).
In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At February 25, 2010, 8.1 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 1.1 million Common Shares have been reserved for issuance of future options.
U.S. GAAP

15.5 Dividends
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date

$0.2250	March 30, 2007	April 30, 2007
$0.2250	June 29, 2007	July 30, 2007
$0.2250	September 28, 2007	October 29, 2007
$0.2250	December 28, 2007	January 28, 2008
$0.2475	March 28, 2008	April 28, 2008
$0.2475	June 27, 2008	July 28, 2008
$0.2475	September 26, 2008	October 27, 2008
$0.2475	December 24, 2008	January 26, 2009
$0.2475	March 27, 2009	April 27, 2009
$0.2475	June 26, 2009	July 27, 2009
$0.2475	September 25, 2009	October 26, 2009
$0.2475	December 31, 2009	January 25, 2010
$0.2475	March 26, 2010	April 26, 2010
16.0 FINANCIAL INSTRUMENTS
16.1 Fair Value of Financial Instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible, the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value the Company’s long-term floating rate notes, which are classified as Level 3, are discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper.
16.1.1 Carrying Value and Fair Value of Financial Instruments
The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,743.5 million at December 31, 2009 (December 31, 2008 – $4,965.8 million) and a fair value of approximately $5,029.4 million at December 31, 2009 (December 31, 2008 – $4,391.7 million). The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2009 and December 31, 2008, respectively.
16.2 Derivative Financial Instruments
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense management. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes
U.S. GAAP

16.3 Credit Risk
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
16.4 Interest Rate Management
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.
To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuance, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.
16.4.1 Interest Rate Swaps
In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million which converted a portion of our US$400 million 6.250% Notes to floating-rate debt. We paid an average floating rate that fluctuated quarterly based on LIBOR. These swaps were set to expire in 2011 and were accounted for as a fair value hedge.
During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.
Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately to “Other income and charges” as part of the net loss on repurchase of debt (discussed further in Section 20.1.1 — Tender Offer of Debt Securities). For the remainder of 2009 the Company then amortized $2.4 million of the deferred gain to “Net interest expense”.
Accounting for these Notes at the floating interest rate, prior to the unwind, decreased “Net interest expense” on our Consolidated Statement of Income by $3.1 million in 2009 (2008 — $3.1 million).
At December 31, 2009, the Company had no outstanding interest rate swaps. At December 31, 2008, an unrealized gain, derived from the fair value of the swaps, of $20.9 million was reflected in “Other current assets” and “Other assets” with the offset reflected in “Long-term debt” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps were fully effective.
16.4.2 Treasury Rate Locks
During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued. These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation, losses of $1.1 million due to some ineffectiveness were recognized and recorded in net income during 2008 (2007 — $2.3 million). Effective hedge losses of $28.7 million were deferred in “Accumulated other comprehensive loss” and will be amortized in earnings over 30 years as an adjustment to interest expense.
At December 31, 2009, the Company had net unamortized losses related to interest rate locks settled in previous years totalling $23.9 million, which are reflected in AOCL on the Consolidated Balance Sheet. This amount is composed of various unamortized gains and losses related to specific debts. These unamortized gains and losses are amortized to “Net interest expense” in the period that interest coupon payments are made on the related debts. The amortization of these gains and losses resulted in an increase in “Net interest expense” and “Other comprehensive loss” of $3.5 million in 2009 (2008 — $3.3 million).
16.5 Foreign Exchange Management
The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. We enter into foreign exchange risk management transactions primarily
U.S. GAAP

to manage fluctuations in the exchange rate between Canadian and US currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.
The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.
Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.
16.5.1 Foreign Exchange Forward on Long-term Debt
In 2007, the Company entered into a FX forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative is not designated as a hedge as such changes in fair value are recognized in net income in the period in which the change occurs. During 2009, CP unwound and settled US$330 million of the US$400 million currency forward for total proceeds of $34.1 million. The Company recorded a net loss of $23.0 million in 2009 (December 31, 2008 - unrealized gain of $73.0 million) to “Foreign exchange (gain) loss on long-term debt” included under “Other income and charges”. The loss in 2009 was inclusive of both realized and unrealized losses.
At December 31, 2009, the unrealized gain on the remaining currency forward of $0.2 million (December 31, 2008 — $57.3 million) was included in “Other assets”.
16.6 Fuel Price Management
The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Because fuel expense constitutes a large portion of the Company’s operating costs, volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.
The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.
Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.
16.6.1 Energy Futures
At December 31, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.5 million U.S. gallons during the period January 2010 to December 2010 at an average price of US$1.96 per U.S. gallon. This represents approximately 5% of estimated fuel purchases for this period. At December 31, 2009, the unrealized gain on these futures contracts was $2.5 million and was reflected in “Other current assets” with the offset, net of tax, reflected in AOCL on our Consolidated Balance Sheet. At December 31, 2008, the unrealized loss on futures contracts was $4.5 million and was reflected in “Accounts payable and accrued liabilities” with a $4.4 million offset, net of tax, reflected in AOCL and $0.1 million in “Fuel” expense.
At December 31, 2009, the Company had no remaining crude futures contracts; these having been replaced by our diesel hedge program. In comparison, at December 31, 2008, the unrealized gain on crude futures contracts was $3.2 million and was reflected in “Other current assets” with the offset, net of tax, reflected in AOCL on our Consolidated Balance Sheet.
At December 31, 2009, the Company had no remaining FX forward contracts (which were used in conjunction with the crude purchases above). In comparison at December 31, 2008, the unrealized loss on these forward contracts was $0.1 million and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in AOCL on our Consolidated Balance Sheet.
U.S. GAAP

The impact of settled swaps increased “Fuel” expense in 2009 by $1.2 million due to a combination of realized losses of $0.8 million arising from settled commodity swaps and $0.4 million arising from settled FX forward contracts. The impact of settled swaps benefited “Fuel” expense in 2008 by $4.3 million as a result of realized gains of $6.1 million arising from settled commodity swaps, partially offset by realized losses of $1.8 million arising from settled FX forward contracts. Included in the $0.8 million realized losses on commodity swaps in 2009 were $0.2 million in realized gains (2008 — realized losses $9.7 million) from settled derivatives that were not designated as hedges.
For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.
16.7 Stock-Based Compensation Expense Management
16.7.1 Total Return Swap (“TRS”)
The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.
The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), and Performance share unit (“PSU”). As the share price appreciates, these instruments create increased compensation expense when market prices of CP shares increases.
The Company entered into a TRS May 2006 to reduce the volatility to the Company over time of three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap. Going forward the Company does not intend to expand its TRS program.
“Compensation and benefits” expense on our Consolidated Statement of Income included a net gain on these swaps of $18.6 million in 2009 which was inclusive of both realized losses and unrealized gains (unrealized loss of $64.1 million in 2008). During 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. At December 31, 2009, the unrealized loss on the remaining TRS of $18.2 million was included in “Accounts payable and accrued liabilities” on our Consolidated Balance Sheet (December 31, 2008 – $67.9 million included in “Other long-term liabilities”).
17.0 OFF-BALANCE SHEET ARRANGEMENTS
17.1 Sale of Accounts Receivable
During the second quarter of 2008, our accounts receivable securitization program was terminated and settled. Losses on the securitization program of $2.7 million in 2008 and $5.8 million in 2007 were included in “Other income and charges” on our Consolidated Statement of Income.
Proceeds from collections reinvested in the accounts receivable securitization program were $595.4 million for the year ended 2008, compared with $1,478.9 million for 2007.
17.2 Guarantees
At December 31, 2009, the Company had residual value guarantees on operating lease commitments of $167.3 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. As at December 31, 2009, these accruals amounted to $9.3 million (December 31, 2008 — $9.6 million).
18.0 ACQUISITION
18.1 Dakota, Minnesota & Eastern Railroad Corporation
Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E, a Class II railroad operating in the U.S. Midwest, for a purchase price of approximately US$1.5 billion. DM&E’s freight revenues are derived principally from transporting grain, industrial products and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin (“PRB”) located in Wyoming, the largest thermal coal producing region in the U.S. No decision will be made by the Corporation on whether to construct a railway line into the PRB until certain milestones have been met. Future contingent payments of up to approximately US$1.1 billion, plus certain interest and inflationary adjustments may become
U.S. GAAP

payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the PRB and the achievement of certain associated traffic volume targets. Any contingent payments that may become payable would be recorded as an increase in the purchase price. The acquisition has been financed with cash on hand and debt (discussed further in Section 14.3 Financing Activities).
The purchase was subject to review and approval by the STB, during which time the shares of DM&E were placed in a voting trust. The STB approved the application to acquire control effective October 30, 2008. Prior to October 30, 2008, CP’s investment in the DM&E had not been accounted for by CP on a consolidated basis and instead the investment in the DM&E was accounted for as an equity investment and reported as “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.
19.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our obligations and commitments to make future payments for contracts, such as debt, capital lease and commercial arrangements.
CONTRACTUAL COMMITMENTS

			2011 &	2013 &	2015 &
Payments due by period (in millions)	Total	2010	2012	2014	beyond

Long-term debt	$4,429.7	$595.7	$327.3	$192.5	$3,314.2
Capital lease obligations	322.6	9.6	18.8	153.3	140.9
Operating lease obligation(1)	940.4	149.4	248.0	182.4	360.6
Supplier purchased obligations	1,762.3	222.2	281.2	280.4	978.5
Other long-term liabilities reflected on our Consolidated Balance Sheet(2)	2,186.8	114.9	217.4	190.6	1,663.9

Total contractual obligations	$9,641.8	$1,091.8	$1,092.7	$999.2	$6,458.1

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $167.3 million (discussed further in Section 17.2 Guarantees) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2010 to 2019. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 20.5 Pension Plan Deficit. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2015 & beyond” category in this table. Deferred income taxes are further discussed in Section 22.4 Deferred Income Taxes.
20.0 FUTURE TRENDS AND COMMITMENTS
20.1 Agreements and Recent Developments
20.1.1 Tender Offer of Debt Securities
During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.2 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million, net of deferred costs of $1.4 million, pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized in “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (discussed further in Section 16.4.1 Interest Rate Swaps). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased:

	Principal		Carrying
	Amount in		Amount in	Cost to Redeem
(in millions)	USD		CDN(2)	in CDN

6.250% Notes due October 15, 2011	$ 154.3		$ 184.1	$ 184.6
5.75% Notes due May 15, 2013	298.6		342.7	359.1
6.50% Notes due May 15, 2018	24.8	(1)	28.5	28.2

Total debt tendered	$ 477.7		$ 555.3	$ 571.9

(1)	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.

(2)	Net of deferred costs of $1.4 million.
U.S. GAAP

20.1.2 Issuance of Common Shares
On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, for gross proceeds of approximately $511 million (proceeds net of fees, issue costs and including deferred taxes were approximately $495.2 million).
This issuance of additional CP common shares represents an approximate nine percent dilution to shareholders’ value.
20.2 Stock Price
The market value of our Common Shares measured at December 31, 2009 increased by $15.81 per share on the Toronto Stock Exchange in 2009 (from $40.98 on December 31, 2008 to $56.79 on December 31, 2009). The market value of our Common Shares decreased by $23.24 per share in 2008. These changes in share price were caused in part by the equity market’s reaction to the economic downturn in 2008 and prospects of future recovery in 2009.
20.3 Environmental
Cash payments related to our environmental remediation program (described in Section 22.1 Environmental Liabilities) totalled $18.2 million in 2009, compared with $12.6 million in 2008 and $14.0 million in 2007. Cash payments for environmental initiatives are estimated to be approximately $15 million in 2010, $18 million in 2011, $16 million in 2012 and a total of approximately $72 million over the remaining years through 2019, which will be paid in decreasing amounts. All payments will be funded from general operations.
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
20.4 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 17.0 Off-Balance Sheet Arrangements and Section 19.0 Contractual Commitments, we are party to certain other financial commitments discussed below.
CERTAIN OTHER FINANCIAL COMMITMENTS AT DECEMBER 31, 2009

Amount of commitment per period			2011 &	2013 &	2015 &
(in millions)	Total	2010	2012	2014	beyond

Letters of credit	$330.8	$330.8	$—	$—	$—
Capital commitments	233.4	178.1	53.8	1.5	—

Total commitments	$564.2	$508.9	$53.8	$1.5	$—

20.4.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
20.4.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered contracts with suppliers to make various capital purchases related to track programs, locomotive acquisitions, freight cars, and land. Payments for these commitments are due in 2010 through 2028. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
20.5 Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $550 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’
U.S. GAAP

remaining assets are invested in debt securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.
We made contributions of $595.2 million to the defined benefit pension plans in 2009, compared with $95.4 million in 2008. Our 2009 contributions included voluntary prepayments in December 2009 of $500 million to our main Canadian plan and $7.4 million to our U.S. plans to reduce the volatility of future pension funding requirements. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements.
We estimate our aggregate pension contributions in each of 2010 and 2011 to be in the range of $150 million to $200 million. These estimates reflect the Company’s intentions with respect to the rate at which the Company will apply its $500 million prepayment against 2010 and 2011 contribution requirements.
Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the December 2009 voluntary prepayment is applied against pension contribution requirements, and on any changes in the regulatory environment.
20.6 Restructuring
Cash payments related to severance under all restructuring initiatives totalled $27.0 million in 2009, compared with $40.7 million in 2008 and $47.0 million in 2007. Cash payments for restructuring initiatives are estimated to be approximately $23 million in 2010, $18 million in 2011, $14 million in 2012, and a total of approximately $34 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
21.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
21.1 Teck Coal Limited
CP’s contract with Teck Coal Limited (“Teck”) for the transportation of coal, expired March 31, 2009. Teck filed for Final Offer Arbitration (“FOA”), a regulatory proceeding, and arising from the FOAs, the rates for transportation of Teck coal to March 2010 were established. As part of the rate process, Teck also secured a rate for routing some of the existing export coal traffic via an interchange with another railway at Kamloops, BC. Traffic moving over the Kamloops interchange will not exceed 3.5 million metric tons between July 2009 and March 1, 2010. For CP, the Kamloops traffic represents approximately 15% of historic annual total Teck coal shipping volumes. The rate and routing outcomes have an adverse impact on CP’s business.
The regulatory proceedings established rates that reduced revenues for nine months of 2009 (discussed further in Section 7.3.1.3 Coal) and will remain in effect for the first quarter of 2010.
CP is currently in negotiations for a new contract as the existing contract expires March 2010. The outcome of these negotiations cannot be predicted, including, but not limited to, price, volumes of coal to be transported and term of the contract.
21.2 Competition
We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competition and have a materially adverse impact on our business or operating results.
U.S. GAAP

To mitigate competition risk, our strategies include:
•	creating long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions to enhance access to markets and quality of service;

•	renewing and maintaining infrastructure to enable safe and fluid operations;

•	improving handling through IOP to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.
21.3 Liquidity
CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $330 million was committed for letters of credit and $615 million was available on December 31, 2009. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $130 million of this facility was available on December 31, 2009. The majority of this facility is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, we will be further required to maintain a minimum fixed charge coverage ratio. At December 31, 2009, the Company satisfied the thresholds stipulated in both financial covenants.
It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.
Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
With respect to significant upcoming debt maturities in 2010, it is CP’s intention to repay the $350 million 4.90% Notes due June 2010 with cash on hand. In addition, it is our intention to repay a $219.8 million bank loan due June 2010 largely with proceeds from a $214.1 million receivable from the same financial institution due at that time.
21.4 Regulatory Authorities
21.4.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and Surface Transportation Board (“the STB”) in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching. In 2008, Parliament amended the CTA. The amendments concern, but are not limited to, the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given as to the effect on CP of the amendments to the CTA or as to the content, timing or effect on CP of any anticipated additional legislation.
The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. In the U.S., the Railway Safety Improvement Act became law on October 16, 2008. Among other things, this law requires the introduction of Positive Train Control by 2015 (discussed further in Section 21.4.3 Positive Train Control); limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. Although it is too early to assess the possible impact of this legislation on the Company, the requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.
The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonments).
In 2007, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.
During 2009, the railroad industry in the U.S, shippers and representatives of the Senate Commerce Committee met to discuss possible changes to the legislation which governs the STB’s mandate. The Senate Commerce Committee produced a draft Bill. To date, the House of Representatives has not produced a related Bill. It is too soon to determine if any Bill at all will be enacted
U.S. GAAP

or if in the event any such Bill is enacted whether it would have a material impact on the Company’s financial condition and results of operations.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
21.4.2 Security
We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;

•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

•	to comply with new U.S. regulations for rail security of sensitive materials, we have implemented procedures to maintain positive chain of custody and we will be completing annual route assessments to select and use the route posing the least overall safety and security risk.
21.4.3 Positive Train Control
In the United States, the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the United States that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA is developing rules and regulations for the implementation of PTC, and requires the filing of PTC Implementation Plans by April 16, 2010, which outline the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement the required PTC on its railway in the United States to be up to US$250 million.
21.5 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
At December 31, 2009, approximately 75% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 37 bargaining units. Agreements are in place with five of seven bargaining units that represent our employees in Canada and one of 30 bargaining units that represent employees in our U.S. operations. For the status of negotiations please see below.
21.5.1 Canada
We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with five of the seven bargaining units. Of the agreements that are in place, one expires at the end of 2010 (Canadian
U.S. GAAP

Auto Workers (“CAW”) — representing car and locomotive repair employees), two expire at the end of 2011 (Teamsters Canada Rail Conference (“TCRC”) — representing running trades employees and the TCRC-Rail Canada Traffic Controllers — representing rail traffic controllers), and two expire at the end of 2012 (Canadian Pacific Police Association and the United Steelworkers — representing clerical workers). Negotiations are currently ongoing with the TCRC-Maintenance of Way Employees Division and the International Brotherhood of Electrical Workers — representing signals employees.
21.5.2 U.S.
We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and two bargaining units of our DM&E subsidiary, with a third bargaining unit certified to represent signalmen in April 2009.
Soo Line agreements with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors opened for negotiation in January 2010. Soo Line has joined with the other U.S. Class I railroads in national bargaining for this upcoming round of negotiations.
D&H has settled contracts for the last round of negotiations with twelve of the thirteen bargaining units. Effective January 2010, all agreements with locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, engineering supervisors and mechanical supervisors are re-opened. Negotiations continue with the police. For the 2010 round of negotiations, D&H and its unions have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table.
DM&E currently has an agreement in place with one bargaining unit that extends to the end of 2013 with engineers and conductors on DM&E. Negotiations continue with the locomotive engineers and conductors on the former Iowa, Chicago & Eastern Railroad, resuming in March 2010. Negotiations on the first contract to cover signal and communications workers continue in the first quarter of 2010.
21.6 Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.
21.7 Climate Change
In both Canada and the United States the federal governments have not designated railway transportation a large final emitter with respect to greenhouse gas emissions (GHG). Also the railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the United States. However, the timing and specific
U.S. GAAP

nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports. The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation.
Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, i.e. increased flooding, winter storms. Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, avalanche risk management program and geotechnical monitoring of slope stability.
21.8 Financial risks
21.8.1 Pension Funding Status Volatility
Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall.
21.8.2 Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.
Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 16.6 Fuel Price Management). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP started a systematic hedge program in the second quarter of 2009. The goal of the program is to hedge in increasing increments CP’s upcoming 12-month’s fuel consumption with up to 12% hedged.
21.8.3 Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16.5 Foreign Exchange Management.
21.8.4 Interest Rate Risk
In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16.4 Interest Rate Management.
21.9 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal
U.S. GAAP

volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.
Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.
We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.
22.0 CRITICAL ACCOUNTING ESTIMATES
To prepare consolidated financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities; pensions and other benefits; property, plant and equipment; deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
22.1 Environmental Liabilities
We estimate the probable cost to be incurred in the remediation of property contaminated by past railway use. We screen and classify sites according to typical activities and scale of operations conducted, and we develop remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. We also consider available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. We are committed to fully meeting our regulatory and legal obligations with respect to environmental matters.
Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes know. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increase to “Other long-term liabilities” on our Consolidated Balance Sheet and to “Special charges” within operating expenses on our Consolidated Statement of Income.
At December 31, 2009, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $121.3 million (2008 — $151.1 million), of which the long-term portion amounting to $106.5 million (2008 — $130.2 million) was included in “Other long-term liabilities” and the short-term portion amounting to $14.8 million (2008 — $20.9 million) was included in “Accounts payable and accrued liabilities”. Total payments were $18.2 million in 2009 and $12.6 million in 2008. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $14.3 million in 2009 and an increase of $12.1 million in 2008. In the fourth quarter of 2008, the accrual for environmental remediation increased by $43.5 million as a result of the purchase of the DM&E.
22.2 Pensions and Other Benefits
We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation and long-term disability benefits are described in Section 22.5 Legal and Personal Injury Liabilities. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described in Section 20.5 Pension Plan Deficit.
U.S. GAAP

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement (discussed further in Section 13.1.2 Pension Prior Service Costs). Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment.
The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada, are the actuarial present value of benefits payable to employees on disability.
We included pension benefit liabilities of $1,019.0 million in “Pension and other benefit liabilities” on our December 31, 2009 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $333.0 million in “Pension and other benefit liabilities” and post-retirement benefits accruals of $21.1 million in “Accounts payable and accrued liabilities” on our December 31, 2009 Consolidated Balance Sheet.
Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $40 million.
Net periodic benefit costs for pensions and post-retirement benefits were included in “Compensation and benefits” on our December 31, 2009 Statement of Consolidated Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $45.6 million in 2009, compared with $59.9 million in 2008.
Net periodic benefit costs for pensions were $24.8 million in 2009, compared with $31.7 in 2008. The portion of this related to defined benefit pensions was $22.1 million in 2009, compared with $28.6 million in 2008, and the portion related to defined contribution pensions (equal to contributions) was $2.7 million for 2009, compared with $3.1 million in 2008. We estimated net periodic benefit costs for pensions in 2010 to equal approximately $40 million. Net periodic benefit costs for post-retirement benefits were $20.8 million in 2009, compared with $28.2 million in 2008. Net periodic benefit costs for post-retirement benefits in 2010 are not expected to differ materially from the 2009 costs.
22.3 Property, Plant and Equipment
CP performs depreciation studies of each property group approximately every two years to update deprecation rates. The depreciation studies are based on statistical analysis of historical retirements of properties in the group and incorporate engineering estimates of changes in current operations and of technological advance. We depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group. We follow the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the same service life or salvage value of individual properties within the same class. The estimates of economic lives are uncertain and can vary due to technological changes, and changes in residual values, in unusual weather patterns, in the rate of wear. Under the group depreciation method, retirements or disposals of properties in the normal course of business are accounted for by charging the cost of the property less any net salvage to accumulated depreciation.
Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation recorded as a component of “Net properties” on our Consolidated Balance Sheet. At December 31, 2009, accumulated depreciation was $5,443.0 million. Depreciation expense related to properties amounted to $494.7 million in 2009, compared with $435.1 million in 2008.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
U.S. GAAP

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense in 2009 was $497.2 million, an increase of $24.2 million from pro forma 2008 of $473.0 million, primarily due to unfavourable FX and higher depreciable assets partially offset by favourable depreciation rate changes, mainly in information systems and locomotives, and retirements of properties.
22.4 Deferred Income Taxes
We account for deferred income taxes based on the liability method. This method focuses on a company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the deferred income tax assets and liabilities at the balance sheet date.
In determining deferred income taxes, we make estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.
Deferred income tax expense totalling $134.2 million was included in income tax for 2009 and $173.8 million was included in income tax in 2008. The changes in deferred income tax in 2009 were primarily due to lower taxable income and tax rate changes implemented by provincial governments (discussed further in Section 10.4 Income Taxes). The change in deferred tax expense for 2008 was also due to a reduction in the impact of tax rate changes recognized in prior years. At December 31, 2009, deferred income tax liabilities of $1,845.0 million (2008 — $1,991.0 million) were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $128.1 million realizable within one year were recorded as a current asset compared to $76.5 million at December 31, 2008.
22.5 Legal and Personal Injury Liabilities
We are involved in litigation in Canada and the U.S. related to our business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.
These estimates are determined on a case-by-case basis. They are based on an assessment of the actual damages incurred, current legal advice with respect to settlements in other similar cases. We employ experienced claims adjusters who investigate and assess the validity of individual claims made against us and estimate the damages incurred.
A provision for incidents, claims or litigation is recorded based on the facts and circumstances known at the time. We accrue for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, we keep a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.
With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.
Railway employees in the U.S. are not covered by a workers’ compensation program, but are covered by U.S. federal law for railway employees. Although we manage in the U.S. using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Consolidated Statement of Income, amounted to $54.5 million in 2009 and $79.7 million in 2008.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $177.4 million, net of insurance recoveries, at December 31, 2009. The total accrual included $118.3 million in “Pension and other benefit liabilities” and “Other long-term liabilities”, and $75.1 million in “Accounts payable and accrued liabilities”, offset by $0.8 million in “Other assets” and $15.2 million in “Accounts receivable, net”.
U.S. GAAP

22.6 Long-term Floating Rate Notes
At December 31, 2009, long-term floating rate notes received in replacement of ABCP have been valued at their estimated fair value (discussed further in Section 10.2.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). Long-term floating rate notes, at their estimated fair value of $69.3 million, were included in “Investments”. The reduction in the estimated fair value during 2009 of $3.4 million reflects the redemption:
•	at par of certain of the Company’s investments in MAV 3 Class 9 TA Tracking notes and MAV 2 Class 8 IA Tracking notes;

•	at close to par of certain of the Company’s investment in MAV 2 Class A-1 notes and MAV 2 Class 7 IA Tracking notes; and

•	the full redemption of MAV 2 Class 14 notes with no proceeds being received by CP.
These redemptions were offset by accretion and changes in market assumptions. The change in the market assumptions in 2009 resulted in an unrealized gain of $1.7 million (2008 — $49.4 million charge against income).
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which would impact the Company’s near term earnings.
22.7 Goodwill and Intangible Assets
As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition the operations of DM&E have been integrated with CP’s operations in the U.S., as a result the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth which are inherently uncertain. Given the downturn in the world economy in 2009, CP monitored the fair value of the related reporting unit for potential impairment during the year. The annual test for impairment, performed with the assistance of outside consultants, determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value by approximately 10% and that no impairment would be required in 2009.
The impairment test was performed primarily using an income approach based on discounted cash flows. In which discount rates of 8.75% to 9.0% were used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5 to 6%. The valuation used revenue growth projections ranging from 4.5 to 6.9% annually. A change in the long term growth rate of 0.25% would change the valuation by 4 to 5%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP U.S. using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.
The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2009 goodwill was $154.9 million (2008 — $179.6 million).
Intangible assets of $47.4 million (2008 — $57.6 million), acquired in the acquisition of DM&E, includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.
23.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.
24.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to Section 24, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
U.S. GAAP

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 21.0 Business Risks and Enterprise Risk Management and elsewhere in this MD&A.
24.1 2009 Financial Outlook
CP provided limited guidance for 2009 due to economic uncertainty. Guidance was given for 2009 Capital expenditures, under Canadian GAAP, ranging from $800-$820 million on November 13, 2008. The 2009 outlook assumed an average foreign exchange rate of $1.25 per U.S. dollar (US$0.80) as of January 27, 2009.
24.1.1 First-Quarter 2009 Guidance Updates
CP updated our guidance. Expectations for capital expenditures were reduced by approximately $90 million and were expected to range from $720 million to $740 million for 2009, under Canadian GAAP. The assumed average foreign exchange rate of $1.25 (US$0.80) remained unchanged.
24.1.2 Second-Quarter 2009 Guidance Updates
CP revised our expectations for the capital program in 2009 to be in the range of $800 million to $820 million, an increase from the previous outlook of $720 million to $740 million, under Canadian GAAP. This increase was due to a buyout of operating leases and it was anticipated that the increased cash outlay would be offset by the proceeds from the sale of other equipment in the latter half of 2009.
24.1.3 Variance from 2009 Guidance
CP’s capital program for 2009 was $722.4 million, under Canadian GAAP, as measured by “Additions to properties” on the Consolidated Statement of Cash Flows. The variance from guidance previously provided was mainly due to the change in accounting policy for locomotive overhauls which are now expensed (discussed further in Section 13.1.3 Locomotive Overhauls) and changes in the economic climate.
24.2 2010 Financial Assumptions
Capital expenditures are currently estimated to range from $680 million to $730 million under U.S. GAAP. CP expects its tax rate to be in the 25% to 27% range. The 2010 pension contributions are currently estimated to be between $150 and $200 million (discussed further in Section 20.5 Pension Plan Deficit). Undue reliance should not be placed on these assumptions and other forward-looking information.
U.S. GAAP

25.0 GLOSSARY OF TERMS

“Average active employees - expense”	The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

“Average terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars. Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses”	Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“CPRL”	Canadian Pacific Railway Limited.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange” or “FX”	The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).
U.S. GAAP

“FRA”	U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in the US or $11,000 in Canada in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“GAAP”	Generally accepted accounting principles in the United States.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“Operating income”	Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“U.S. gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.
U.S. GAAP